Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
March 31, 2024
(Unaudited)

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Management's Discussion and Analysis

March 31, 2024

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Management's Discussion and Analysis

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Management's Discussion and Analysis
SECTION I: INTRODUCTION
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the three months ended March 31, 2024 (FY24 Q3) and the nine months ended March 31, 2024 (FY24 YTD). This document should be read in conjunction with the IFC's Consolidated Financial Statements and MD&A issued for the year ended June 30, 2023 (FY23). IFC undertakes no obligation to update any forward-looking statements.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Note A to the June 30, 2023 audited financial statements and IFC’s condensed consolidated financial statements as of and for the nine months ended March 31, 2024 (FY24 YTD condensed consolidated financial statements). Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
IFC uses Income Available for Designations (a non-U.S. GAAP measure) as a basis for designations of retained earnings. Income Available for Designations comprises net income excluding unrealized gains and losses on investments and borrowings1.
Table 1: Financial Data Summary

	For the three months ended		For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Investments Highlights (Section III)
Long-Term Finance (LTF) Commitments (Own Account and Core Mobilization)	$8,898	$9,451	$28,515	$22,345
Short-Term Finance (STF) Commitments (Own Account and Core Mobilization)[a]	2,613	2,234	8,476	9,107
Disbursements	3,801	2,707	14,356	13,282
Income Statement
Net income (Section VII)	$530	$344	$1,253	$503
Adjustments to reconcile Net Income to Income Available for Designations
Unrealized (gains) losses on investments	(225)	16	(52)	36
Unrealized (gains) losses on borrowings	(35)	103	67	91
Income Available for Designations	$270	$463	$1,268	$630

(US$ in millions)	March 31, 2024	June 30, 2023
Balance Sheet
Total assets	$107,967	$110,547
Liquid assets [b] (Section IV)	37,027	40,120
Investments (Section III)	58,171	51,502
Borrowings outstanding, including fair value adjustments (Section V)	54,846	52,443
Total capital (Section V)	36,984	35,038
_________
a    Starting from the FY23 annual MD&A, short-term finance core mobilization commitments were included in commitments reporting. Previous years' information was updated to conform with the current year’s presentation.
b    Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.
1    Unrealized gains and losses on investments and borrowings presented in Table 1 includes unrealized gains and losses from associated derivatives.

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Management's Discussion and Analysis
Table 2: Key Financial Ratios

(US$ in billions, except ratios)	March 31, 2024	June 30, 2023
Overall liquidity ratio [a]	81%	104%
Debt to equity ratio [b]	1.6	1.6
Total reserve against losses on loans to total disbursed portfolio [c]	3.1%	3.7%
Capital measures:
Capital Available [d]	$36.5	$34.8
Capital Required [e]	21.8	21.1
Capital Utilization Ratio (CUR) [f]	59.8%	60.7%
_________
a    Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, such that it would cover at least 45% of the next three years’ estimated net cash requirements.
b    Debt to equity (leverage) ratio is defined as outstanding borrowings plus committed guarantees divided by total capital (comprises of paid-in capital, retained earnings and Accumulated other comprehensive income).
c    Total reserve against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio.
d    Capital Available: Resources available to absorb potential losses, calculated as: IFC’s balance sheet capital minus designated retained earnings minus Pension surplus of each pension plan.
e    Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
f    CUR is defined as Capital Required divided by Capital Available.
Effective FY24 Q3, IFC has updated its capital adequacy framework. The changes provide increased granularity in economic capital calculations for trade finance, while bringing IFC’s definition of capital available more closely into alignment with the Basel Framework and S&P rating methodology by deducting the pension surplus of each pension plan.
IFC’s Capital Adequacy, as measured by the Capital Utilization Ratio (CUR) stood at 59.8% as of March 31, 2024, lower than 60.7% as of June 30, 2023. The reduction in CUR (lower capital utilization) was largely attributed to an increase in Capital Available, with increases in undesignated retained earnings, paid-in capital, and other comprehensive income. There was also an increase in Capital Required, primarily due to the need for additional capital to support the Loan and Equity portfolios.
IFC’s debt to equity ratio was 1.6, well within the maximum of 4 required by the policy approved by IFC’s Board of Directors. IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 81%, above the minimum requirement of the Board of 45%.
SECTION II: EXECUTIVE SUMMARY
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 186 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)2 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other institutions.
IFC’s mission – as one of the WBG entities – is to end extreme poverty and boost shared prosperity on a livable planet. As the private sector arm of the WBG, IFC provides financing and advisory services to support private sector development in developing economies as a key engine of growth in line with good environmental, social and governance standards. To further support these efforts, the Board and Management have been working on an Evolution Roadmap for the WBG to better address the scale of development challenges. As part of this evolution, in October 2023, the Board of Governors endorsed the new vision and mission, as well as initiatives to increase impact, modernize the approach to delivery, and increase financing capacity. Since then, the WBG has started the implementation and operationalization of the evolution process to address countries’ most pressing development challenges. IFC stands at the center of these reform efforts in view of its private sector mandate as well as the need for private sector mobilization to close the financing gap to what government actors can provide on their own to address global challenges. This includes exploring new ways to move to an originate to distribute model, identifying bottlenecks to private sector activities, whilst leveraging partnerships with other development financial institutions (DFIs) and multilateral development banks (MDBs) to scale impact – among others.
In April 2018 IFC's Board of Governors approved a capital increase package comprising a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and General Capital Increase (GCI) that would together provide up to $5.5 billion in additional paid-in capital. In April 2024, the subscription deadline for GCI was extended to April 16, 2025, resulting in the full alignment of the GCI and SCI subscription and payment deadlines. As of March 31, 2024, 131 countries have subscribed a total of $4.5 billion, and payments of $3.5 billion have been received from 107 countries.
2    The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

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Management's Discussion and Analysis
Aligned with the capital increase, IFC continued to grow its footprint in the poorest countries and fragile areas. New and ongoing challenges continue to influence the global outlook, disproportionately affecting the poor and vulnerable, and worsening global inequality. The global economy is set to have the slowest half-decade of GDP growth in 30 years3 highlighting the geopolitical tensions as well as slowing growth in most major economies, sluggish global trade, and the tightest financial conditions in decades. In response, IFC has been working with partners at global and country levels to support its clients in enhancing resilience and laying the groundwork for rebuilding better through various platforms. For example, in August 2023, IFC announced a $400 million increase and one-year extension of the Base of the Pyramid (BOP) platform, bringing IFC’s total investment to $1 billion. First launched in 2021, the platform aims to help financial services providers deliver critical funding to small and informal businesses, and low-income households. In September 2023, IFC signed a $3.5 billion credit insurance policy with 13 global insurance companies under its Managed Co-Lending Portfolio Program (MCPP). The initiative, MCPP Financial Institutions Group III, will increase access to finance for micro, small and medium enterprises, including women-owned businesses, as well as firms addressing climate change.
FINANCIAL PERFORMANCE SUMMARY
IFC’s financial performance has been influenced by the changes in interest rates in FY24 YTD.
Net Income and Income Available for Designations
IFC's net income was $1.3 billion in FY24 YTD, as compared to net income of $503 million in the nine months ended March 31, 2023 (FY23 YTD). Income Available for Designations totaled $1.3 billion in FY24 YTD, as compared to an income of $630 million in FY23 YTD. The increase in both income measures was mainly driven by higher treasury income and strong net interest income on loans and debt securities in FY24 YTD.
Figure 1: Income Measures (US$ in millions)
On August 3, 2023, the Board of Directors approved a designation of $60 million to the Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation was approved by the Board of Governors on October 13, 2023. See more details in Section V - Funding Resources - Capital and Retained Earnings.
Investment Operations
In FY24 YTD, IFC delivered a combined total of $37.0 billion in long-term and short-term financing, representing an increase of 18% compared to FY23 YTD. IFC committed $22.2 billion from its own account ($18.9 billion in FY23 YTD) and disbursed $14.4 billion in FY24 YTD ($13.3 billion in FY23 YTD) excluding guarantees. See more details in Section III - Client Services.
Investment Portfolio
As of March 31, 2024, IFC's outstanding investment portfolio was $58.2 billion, an increase of $6.7 billion compared to June 30, 2023, primarily driven by $6.6 billion of net disbursements (disbursements and purchases net of repayments, prepayments and divestments).
Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio decreased by $3.1 billion to $37.0 billion as of March 31, 2024 from June 30, 2023. This reflected a decline of $3.0 billion in the Funded Liquidity Portfolio since net loan disbursements exceeded inflows from net borrowings.
3 According to the World Bank’s Global Economic Prospects report issued in 2024.

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Management's Discussion and Analysis
Borrowings
Borrowings outstanding (including fair value adjustments) increased by $2.4 billion from $52.4 billion as of June 30, 2023 to $54.8 billion as of March 31, 2024, driven by new issuances of $3.1 billion due to robust loan disbursements, partially offset by a decrease in short term borrowings of $868 million.
New borrowings under the medium and long-term borrowing program (on a funding authorization basis) in FY24 YTD were $11.2 billion as compared to $12.1 billion in FY23 YTD.
SECTION III:     CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness, services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management (CRM) and various mobilization products such as loan participations, parallel loans and MCPP.
IFC supervises its investments by closely monitoring project performance and ensuring compliance with contractual obligations and IFC’s internal policies and procedures.

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Management's Discussion and Analysis
INVESTMENT PROGRAM
Commitments
Investment Commitments include Long-Term Finance and Short-Term Finance Commitments, from both IFC's Own Account and Core Mobilization. Investments made by IFC from its own account utilize its own borrowings or capital. Core Mobilization refers to non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a client. IFC mobilizes such finance from other private and public entities through a number of means. These investments supported 248 LTF projects in FY24 YTD (212 in FY23 YTD).
The table below outlines a comparative breakdown of IFC's Long-Term and Short-Term Finance Commitments, including Own Account and Core Mobilization in FY24 YTD and FY23 YTD:
Table 3: Long-Term Finance and Short-Term Finance Commitments (Own Account and Core Mobilization)

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023	Variance
Long-Term Finance Own Account Commitments
Loans	$11,930	$8,802	$3,128
Equity Investments	1,339	1,199	140
Guarantees	1,202	625	577
Client Risk Management	33	52	(19)
Total Long-Term Finance Own Account Commitments	$14,504	$10,678	$3,826
Long-Term Finance Core Mobilization
Syndication	$6,447	$4,004	$2,443
Advisory Mobilization	1,753	2,520	(767)
Anchor Investment Mobilization	892	1,078	(186)
Trade Finance Mobilization	1,454	1,800	(346)
Private Equity Funds Mobilization	1,367	421	946
AMC Mobilization (See definitions in the “investment Portfolio” section)	16	2	14
Other [a]	2,082	1,842	240
Total Long-Term Finance Core Mobilization	$14,011	$11,667	$2,344
Total Long-Term Finance Commitments	$28,515	$22,345	$6,170
Short-Term Finance Commitments
Short-Term Finance Own Account	$7,685	$8,232	$(547)
Short-Term Finance Core Mobilization [b]	791	875	(84)
Total Short-Term Finance Commitments	$8,476	$9,107	$(631)
Total Commitments [c] (Own Account and Core Mobilization)	$36,991	$31,452	$5,539
___________
a    Other IFC Initiatives mostly relate to Debt & Asset Recovery Program (DARP) Mobilization, Debt Securities – Direct Mobilization, and Mobilization by Decision.
b     Starting from the FY23 annual MD&A, short-term finance core mobilization commitments were included in commitments reporting. Previous years' information was updated to conform with the current year’s presentation.
c    Debt security commitments are included in loans or equity investments based on their predominant characteristics.
INVESTMENT DISBURSEMENTS
During FY24 YTD, IFC disbursed $14.4 billion for its own account ($13.3 billion in FY23 YTD) as presented in the table below:
Table 4: Disbursements of IFC’s investment portfolio

(US$ in millions)	FY24 YTD	FY23YTD	Variance
Loans	$10,938	$9,995	$943
Equity Investments	1,157	729	428
Debt Securities	2,262	2,558	(296)
Total Investment Disbursements	$14,357	$13,282	$1,075

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Management's Discussion and Analysis
INVESTMENT PORTFOLIO
The breakdown of committed portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) as of March 31, 2024 and June 30, 2023 is presented in the table below:
Table 5: Committed Portfolio

(US$ in millions)	March 31, 2024	June 30, 2023	Variance
Debt (including loan and loan-like instruments)	$55,920	$49,713	$6,207
Equity (including equity and equity-like instruments)	14,602	14,190	412
Guarantee and Credit Risk Management	6,400	5,596	804
Total Committed Portfolio	$76,922	$69,499	$7,423
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments. The breakdown of IFC's investment portfolio as of March 31, 2024 and June 30, 2023 is presented in the table below:
Table 6: The carrying value of IFC’s investment portfolio

(US$ in millions)	March 31, 2024	June 30, 2023	Variance
Loans	$36,136	$31,414	$4,722
Equity Investments	11,086	10,778	308
Debt Securities	10,949	9,310	1,639
Total Investments	$58,171	$51,502	$6,669

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Management's Discussion and Analysis
Loans
The carrying value of IFC’s loan portfolio (comprising the disbursed loan portfolio, together with adjustments as detailed in Note D to IFC’s FY24 YTD condensed consolidated financial statements), increased by $4.7 billion (15%) to $36.1 billion as of March 31, 2024. The increase was primarily driven by disbursements during the period, partially offset by repayments and prepayments. See breakdown of this movement in Figure 2 below.
Figure 2: Carrying Value of Loan Portfolio (US$ in millions)
_______
*    Mainly represents loan sales, transfers and conversions to equity investments.
The weighted average contractual interest rate on loans as of March 31, 2024 was 7.9%, up from 7.8% as of June 30, 2023.
Equity Investments
The carrying value of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY24 YTD condensed consolidated financial statements), increased by $308 million (2.9%) to $11.1 billion as of March 31, 2024. The increase was mainly due to net purchases (new purchases net of sales). See breakdown of this movement in Figure 3 below.
Figure 3: Carrying Value of Equity Investment Portfolio (US$ in millions)

*    Mainly represents conversions and transfers from loans and debt securities to equity investments.

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Management's Discussion and Analysis
Debt Securities
The carrying value of IFC’s debt security portfolio (comprising the disbursed debt security portfolio, together with adjustments as detailed in Note D to IFC’s FY24 YTD condensed consolidated financial statements), increased by $1.6 billion (17.6%) to $10.9 billion as of March 31, 2024. The increase was primarily driven by purchases during the period, partially offset by redemptions and prepayments. See breakdown of this movement in Figure 4 below.
Figure 4: Carrying Value of Debt Security Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from debt securities to equity investments.
Guarantees and Partial Credit Guarantees
IFC offers partial credit guarantees to clients on a risk-sharing basis, covering client obligations on bonds and/or loans. IFC’s guarantees are available for debt instruments and trade obligations of clients and cover commercial as well as non-commercial risks. IFC provides local currency guarantees, but when a guarantee is called, the client is generally obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $4.9 billion were outstanding (i.e., not called) as of March 31, 2024 ($4.4 billion as of June 30, 2023).
MCPP
MCPP creates diversified portfolios of emerging market private sector loans. MCPP builds a loan portfolio for an investor that mirrors the portfolio IFC is creating for its own account. Investors pledge capital upfront and then as IFC identifies eligible projects, investor exposure is allocated alongside IFC’s own investment in accordance with the terms of the managed co-lending agreement.
As of March 31, 2024, seventeen global investors have pledged $16.2 billion to the MCPP, a $3.5 billion increase from the $12.7 billion as of June 30, 2023, with certain programs investing across all sectors and others focused on infrastructure or financial institutions exclusively. Investors have also approved funding for 297 projects worth $11.3 billion across 67 countries as of March 31, 2024, up from 263 projects and $10.0 billion across 63 countries as of June 30, 2023. Out of these, $9.1 billion ($8.3 billion as of June 30, 2023) has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ criteria.
IDA-PSW
The IDA-IFC-MIGA Private Sector Window (PSW) was created under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA only countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). Under IDA's Twentieth Replenishment of Resources (IDA20), $2.5 billion has been allocated to the PSW, bringing the cumulative total allocation to $5.5 billion.
As of March 31, 2024, a combined total of $4.7 billion ($3.8 billion as of June 30, 2023) of instruments under the IDA18 through IDA20 replenishments had been approved, of which $3.4 billion ($2.8 billion as of June 30, 2023) related to IFC. Refer to Note B to the FY24 YTD condensed consolidated financial statements for more details.

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Management's Discussion and Analysis
AMC
IFC's Equity Mobilization Department (formally IFC Asset Management Company, or AMC), invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
As of March 31, 2024, AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

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Management's Discussion and Analysis
AMC Funds and their activities as of and for FY24 YTD and FY23 YTD are summarized as follows. As of March 31, 2024, all AMC Funds are in the post investment period.
Table 7: AMC Funds

	Through March 31, 2024				For the nine months ended
	Total funds raised since inception			Cumulative investment commitments [a]	March 31, 2024		March 31, 2023
(US$ in millions)	Total	From IFC	From other investors		Committed Amount [b]	Disbursed Amount	Committed Amount [b]	Disbursed Amount
Current Funds
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	$1,275	$775	$500	$1,214	$—	$—	$—	$—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	863	—	—	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	361	—	6	—	5
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	902	—	—	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	30	—	57
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—	—	—
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	86	—	—	4	8
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	354	10	10	—	3
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	587	14	14	—	73
Current Funds Total	$8,123	$2,015	$6,108	$6,848	$24	$60	$4	$146

Former Funds
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	$182	$—	$182	$130	$—	$—	$—	$—
China-Mexico Fund, LP (China-Mexico Fund) [d]	1,200	—	1,200	362	—	—	—	10
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	82	—	—	—	—
Former Funds Total	$1,932	$250	$1,682	$574	$—	$—	$—	$10
Grand Total	$10,055	$2,265	$7,790	$7,422	$24	$60	$4	$156
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.
d AMC ceased to be the manager of the China-Mexico Fund on September 15, 2023.

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Management's Discussion and Analysis
UPSTREAM AND ADVISORY SERVICES
IFC’s Upstream and Advisory engagements are critical enablers for advancing its corporate growth and impact ambitions by (i) creating the conditions and opportunities that will mobilize private capital into productive investments in emerging markets; (ii) developing a bankable pipeline of investment opportunities, particularly in challenging IDA and FCS markets; and (iii) enhancing the operational performance and management practices of private sector clients to attract the financing they need.
As part of these engagements, IFC delivers advisory services to public and private sector entities that help to improve the flow of private capital to accelerate sustainable growth and inclusive job creation in emerging markets. IFC also supports the creation of bankable investment projects in challenging markets and nascent sectors through early-stage project preparation and development activities. Examples of this work can include: working in collaboration with the IBRD to support governments to establish regulatory reforms that attract greater private investment; helping governments structure public-private partnerships to improve access to high-quality infrastructure and basic services; advising industry institutions to catalyze the adoption of global standards and best practices; providing tailored advice and market insights to private sector companies to improve their operational performance and expand their market reach; contributing to the costs and efforts necessary to determine the feasibility of a potential investment opportunity and bringing IFC expertise to specific project development activities, at times using its resources to fund capital and/or operational expenditures by the project with the aim of proving a new business model in a specific market.
In FY24 YTD, IFC spent $168 million4 in support of hundreds of Upstream and Advisory engagements across all regions and industries, consistent with FY23 YTD program spend at $170 million. Of the 756 currently active engagements, 217 were newly recorded in FY24 YTD (152 newly recorded in FY23 YTD).
SECTION IV: LIQUID ASSETS
All liquid assets are managed in accordance with an investment authority approved by the Board of Directors and the Funding and Liquid Asset Management Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
These liquid assets are funded from two sources: borrowings from the market and capital, and are managed in several sub-portfolios related to these sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks within the Funded Liquidity Portfolio. The portion of IFC’s net worth not invested in equity and equity-like investments are managed internally by IFC against a U.S. Treasury benchmark within the Net Worth Funded Portfolio. Refer to Section V. Funding Resources for additional details on borrowings.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers. These include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The NAV of IFC's liquid asset portfolio as of March 31, 2024 and June 30, 2023 is presented in the table below:
Table 8: Liquid Asset Portfolio NAV

(US$ in millions)	March 31, 2024	June 30, 2023	Variance
The Funded Liquidity Portfolio	$20,173	$23,188	$(3,015)
The Net Worth Funded Portfolio	16,854	16,932	(78)
Total Liquid Asset Portfolio	$37,027	$40,120	$(3,093)
The liquid asset portfolio decreased as net disbursements for loans exceeded inflows from net borrowings.
4 The program expenditure presented herein is based on the operational reporting methodology, which includes all project expenditures associated with IFC Upstream and Advisory projects, except Upstream project development activities that were approved prior to July 1, 2023.

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Management's Discussion and Analysis
SECTION V: FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under IFC's Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
Substantially all borrowings are carried at fair value under the Fair Value Option. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statements of operations. Changes in the net fair value of IFC’s borrowings from market, IDA, and associated derivatives, include the impact of changes in IFC’s own credit spread when measured against reference rates. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously. The outstanding borrowings (including fair value adjustments) on IFC's condensed consolidated balance sheets as of March 31, 2024 and June 30, 2023 is presented in the table below:
Table 9: Borrowings Portfolio

(US$ in millions)	March 31, 2024	June 30, 2023	Variance
Medium and long-term borrowings	$52,747	$49,476	$3,271
Short-term borrowings under the discount note program	2,099	2,967	(868)
Total outstanding borrowings	$54,846	$52,443	$2,403
The increase in outstanding borrowings was mainly due to robust new issuances partially offset by maturities and repayments, as well as the decrease in short term borrowings as shown in Figure 5 below:
Figure 5: Borrowings Portfolio (US$ in millions)
Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. On occasion, IFC uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. As of March 31, 2024, non-U.S dollar denominated market borrowings with no interest rate or currency hedges accounted for 1% of the total borrowings from market sources (2% as of June 30, 2023), with outstanding balances amounting to $832 million ($1.0 billion as of June 30, 2023). These borrowings were denominated in various currencies, mainly in Indian rupee, new Romanian lei and Georgian lari.
During FY24 YTD, IFC raised $14.3 billion in borrowings ($16.4 billion in FY23 YTD), net of derivatives and including discount notes with maturities greater than three months of $3.4 billion ($4.2 billion in FY23 YTD). IFC maintains short-term discount note programs in U.S. dollar and Chinese renminbi to provide an additional funding and liquidity management tool. These programs support IFC’s trade finance and supply chain initiatives and expand the availability of short term local currency finance. The discount note programs offer issuances with maturities ranging from overnight to one year. During FY24 YTD, IFC issued a total of $6.2 billion of discount notes ($8.7 billion in FY23 YTD), all of which were in U.S. dollars.

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Management's Discussion and Analysis
CAPITAL AND RETAINED EARNINGS
As of March 31, 2024 and June 30, 2023, IFC's capital comprised the following:
Table 10: IFC's Capital

(US$ in millions)	March 31, 2024	June 30, 2023
Capital
Authorized capital	$25,080	$25,080
Subscribed capital	24,095	23,939
Less: unpaid portion of subscriptions	(1,031)	(1,343)
Paid-in capital	23,064	22,596
Accumulated other comprehensive income	857	632
Retained earnings	13,063	11,810
Total Capital	$36,984	$35,038
As of March 31, 2024 and June 30, 2023, retained earnings comprised the following:
Table 11: IFC's Retained Earnings

(US$ in millions)	March 31, 2024	June 30, 2023
Undesignated Retained Earnings	$12,835	$11,589
Designated Retained Earnings:
Creating Markets Advisory Window (CMAW)	129	161
Funding Mechanism for Technical Assistance and Advisory Services	87	48
Small and Medium Enterprise (SME) Ventures	12	12
Total Designated Retained Earnings	$228	$221
Total Retained Earnings	$13,063	$11,810
Following the Spring Meetings in April 2018, a financing package was endorsed by the Board of Governors. This package comprised: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a GCI and SCI that would together provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18 replenishment; and (iii) internal measures for increased efficiency. The authorized capital stock as of March 31, 2024 is 25,079,991 shares of $1,000 par value each (unchanged from June 30, 2023).
The GCI and SCI Resolutions were formally adopted and took effect on April 16, 2020. Concurrently, $17 billion of retained earnings were converted into paid-in-capital, and the capital subscription process commenced on April 22, 2020. In April 2023 the deadline for the SCI subscription and payment was extended to April 16, 2025. The GCI subscription deadline, initially extended to April 16, 2024 in April 2023, was further extended to April 16, 2025 in April 2024, thereby aligning with the original deadline for GCI payment. As of March 31, 2024, 131 countries have subscribed a total of $4.5 billion (GCI – $3.8 billion and SCI – $706 million), and payments of $3.5 billion (GCI – $2.8 billion and SCI – $663 million) were received from 107 countries.
Designations of Retained Earnings
Amounts available to be designated are approved by the Board of Directors. These are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy.
IFC uses a sliding-scale formula as the methodology for calculating the incremental rate of designation. The approach approved by IFC’s Board of Directors establishes a threshold that no designations of any kind can take place if IFC’s CUR is above 88%. It also establishes a framework for prioritizing future designations to FMTAAS and for transfers to IDA, based on IFC’s CUR and a cushion for FMTAAS. IFC also created the CMAW in fiscal year 2018 to focus on market creation in eligible IDA countries and FCS.
On August 3, 2023, the Board of Directors approved a designation of $60 million to FMTAAS. This designation was approved by the Board of Governors on October 13, 2023.

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Management's Discussion and Analysis
SECTION VI:     RISK MANAGEMENT
ENTERPRISE RISK MANAGEMENT
IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of potential financial and reputational impacts that originate from the Corporation’s business activities.
IFC has defined three explicit Risk Management Objective Statements at the corporate level which are derived from IFC’s purpose, business scope, strategic objectives, and the risks that it faces.
▪Development Impact – IFC will maximize developmental impact by focusing on the World Bank Group’s mission to end extreme poverty and boost shared prosperity on a livable planet, while maintaining financial sustainability and safeguarding its brand.
▪Financial Sustainability – IFC will generate and maintain sufficient financial resources, conduct its business and manage risk consistent with standards implied by a triple-A rating.
▪Safeguarding Reputation – In determining what engagements and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is in balance with the potential development impact.
IFC’s Enterprise Risk Management follows the shared-responsibility principle, and IFC’s risk governance structure is built on the “three lines model” as defined below:
▪1st Line – All staff engaged in the business origination, revenue generating and client facing areas of IFC and all associated support functions including Investment, Advisory and Treasury staff which are not risk, control or compliance monitoring functions.
▪2nd Line – Staff in risk, controllers, legal, compliance and communication functions independent of the first line provides oversight and challenge over financial and operational risk activities.
▪3rd Line – Internal Audit provides independent oversight.
Within IFC, (i) all financial risks and operational risks are consolidated under the Vice President of Risk and Finance, (ii) non-financial risks, except for Environment, Social and Corporate Governance (ESG) risks, are under the Vice President & General Counsel for Legal and Compliance Risk. ESG risks are managed by two departments: (a) the Environment and Social Policy and Risk department which reported directly to IFC’s Managing Director until December 31, 2023 and is reporting to the Vice President, Risk and Finance starting January 1, 2024, and (b) the ESG Sustainability Advice and Solutions Department reporting to the Vice President, Cross-Cutting Solutions.
The Corporate Support Vice Presidency supports alignment and coordination across all IFC Policies & Procedures, and is responsible for IFC's strategic stakeholder communication for managing potential and actual reputational impacts.
CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its Debt portfolio and to investment and counterparty credit risk in its Treasury portfolio.
Investment Operations
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The credit rating, investment size, product type and other project-related risks determine the authority level required for the approval of each transaction. Projects are subject to independent credit review of specific projects or at a portfolio level under a credit delegation framework for specific cases. A credit officer within the independent Risk and Finance Vice Presidency participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used in the processes to determine risk-based returns, project-based capital allocation and internal risk management purposes, as well as for establishing reserve against losses on loans under the Current Expected Credit Losses accounting standard, and exposure limits.

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Management's Discussion and Analysis
Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-quarter trend of non-performing loans (NPLs), are provided below:
Table 12: IFC Loan Portfolio Credit Risk Indicators

(US$ in millions, except for %)
INDICATOR	March 31, 2024	June 30, 2023	Variance
NPLs as % of the loan portfolio [a]	2.0%	2.7%	(0.7)%
Principal amount outstanding on NPLs	$970	$1,124	$(154)
Total reserve against losses on loans	1,160	1,209	(49)
Total reserve against losses on loans as % of disbursed loan portfolio	3.1%	3.7%	(0.6)%
Total reserve against losses on loans as % of NPLs	119.6	107.6	12.0
Total reserve against losses on outstanding guarantees	$25	$15	$10
_________
a    NPL ratio is calculated on loan portfolio inclusive of debt security portfolio.
Figure 6: NPLs as Percentage of Disbursed Loan Portfolio

$ NPLs
% of disbursed loan portfolio
2,000
1,500
1,000
500
0
$ millions
6
4
2
0
% of disbursed loan portfolio
Jun-20
Jun-21
Jun-22
Jun-23
Mar-24

Additional details are provided in Section VII – Results of Operations - Provision for Losses on Loans, Off-balance Sheet Credit Exposures and Other Receivables.
Treasury Operations
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly sovereign governments, government agencies, banks, and financial institutions with high quality credit ratings issued by leading international credit rating agencies.
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, as of March 31, 2024, IFC held $226 million in cash and $0 in securities as collateral for changes in mark-to-market exposures on open trades ($185 million in cash and $1 million in securities as of June 30, 2023). In terms of Treasury’s credit profile, IFC invests its US dollar liquid assets in deposits with highly-rated banks and in securities for which the ratings are generally AA- or higher, reflecting the primary objective of principal protection.
MARKET RISK
Market risk is the risk of losses due to movement in market prices such as interest rates, credit spreads, equity, foreign exchange or commodity prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate U.S. dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering offsetting positions with highly rated market counterparties. IFC’s

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Management's Discussion and Analysis
exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its Treasury liquid asset portfolio.
LIBOR Transition
IFC has substantially transitioned its existing LIBOR-based portfolios to SOFR with 92% of the fixed and variable rate LIBOR assets book amended as of March 31, 2024 and with liabilities and swap conversions substantially completed. With the anticipated termination of Financial Conduct Authority (FCA) Synthetic LIBOR on September 30, 2024, IFC expects to remediate the remaining loans by that time with certain exceptions.
Equity Investments
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision-making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short-term price volatility of these investments, which can be significant.
During FY24 Q3, equity markets continued climbing due to a positive economic outlook. The S&P 500, representing US markets, rose 10% to an all-time high, while Europe’s largest stocks, as measured by Euro Stoxx 50, rose 12%, also an all-time high. Emerging markets also increased, but more modestly, with the MSCI EM total return index up by 2%, to a level which is still significantly below the high from early 2021. Gold price rose 4%, also to a record, while the US dollar strengthened 4% against a basket of emerging market currencies (JPMorgan EM currency index). IFC remains focused on strategic and selective additions on the new business front, and is actively managing its equity book, utilizing rigorous analysis of macroeconomic trends to inform its decision-making throughout the project life cycle.
Liquid Asset Portfolios
Market risk in IFC’s liquid asset portfolios is managed according to the risk appetite chosen by IFC Management using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
Interest rate volatility remained the largest driver of market risk in IFC’s Treasury portfolio due to the unhedged investments in U.S. Treasury securities funded from IFC’s net worth. To manage risks associated with interest rate, foreign exchange, and credit spread risks, a system of limits has been employed and closely monitored on a daily basis to ensure ongoing compliance throughout the fiscal year.
LIQUIDITY, FUNDING AND ASSET LIABILITY MANAGEMENT (ALM) RISK
IFC defines liquidity and funding risk as the risk that, over a specific horizon, IFC will be unable to meet the demand for additional funds to meet the demand for uses of funds due to either funding or liquidity issues or both. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid asset portfolios funded from its net worth and market borrowings. IFC manages the risk of mismatches in foreign exchange rates, interest rates, and maturity dates between balance sheet assets and liabilities.
Liquid Asset Portfolios
As of March 31, 2024, IFC’s liquid asset portfolios totaled $37.0 billion ($40.1 billion as of June 30, 2023). IFC’s overall Liquidity Coverage Ratios (LCR) stood at 81%, above the minimum requirement of 45%.
Funding
IFC’s funding operations ensure that IFC has the funds required for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill its counter-cyclical role. IFC can access a variety of funding markets, including the U.S. dollar market, British pound market and the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements its traditional funding sources by providing swift access to short-term funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base. In FY24 YTD, IFC’s funding costs increased when compared with FY23 YTD predominantly driven by the increase in short-term U.S dollar interest rates from July 2022 to July 2023 and then subsequently remaining at a relatively elevated level.
Asset-Liability Management
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserve for losses on non-U.S. dollar loans. The aggregate position in each lending currency is monitored and the risk is managed to within the limits established for each currency and the total exposure for all currencies. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges

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Management's Discussion and Analysis
over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits for each currency and the total exposure for all currencies.
OTHER FINANCIAL RISKS
IFC includes Capital Risk and Pension risk as the two other financial risks that it faces. Capital risk is the risk to IFC’s triple-A rating resulting from a low capital adequacy position, in which available capital falls below the level of capital required to support IFC’s activities. Pension Risk is the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of risks.
STRATEGIC AND BUSINESS RISK
These are risks that are specific to IFC given its mission and strategy and include Strategic Risk, Environment & Social Risk, Climate Risk, Corporate Governance Risk, Integrity Risk, Anti-Money Laundering/ Combating the Financing of Terrorism (AML/CFT) Risk and External Financing Risk.
Strategic Risk
IFC defines strategic risk as the risk associated with initial strategy selection, execution, or modification over time, resulting in a lack of achievement of overall objectives.
Environment, Social and Governance (ESG) Risk
Environment and Social (E&S) risk is the risk that IFC cannot effectively engage with and influence clients to fulfill the requirements of IFC’s E&S Performance Standards, within a reasonable period of time, potentially causing significant or material adverse impacts to people or the environment. Corporate governance risk is the risk that IFC’s investment clients have inadequate corporate governance which could lead to negative financial impact or reputational harm to IFC.
In addition to promoting ESG standards and disclosure across emerging markets, IFC builds internal and external capacity to identify, assess and mitigate ESG risks. IFC continuously strengthens its ESG risk management approach by improving its internal ESG systems, procedures and practices; building capacity through internal and external training and advisory or enhanced client supervision; fostering project-level grievance mechanisms; clarifying the application of IFC’s E&S requirements for clients, including financial intermediaries; and mainstreaming cross-cutting topics such as climate change, gender, human rights, biodiversity, and contextual risk assessment in due diligence and supervision. At the project level, IFC manages ESG risks in accordance with its Sustainability Policy, E&S Review Procedures and Corporate Governance Procedures. IFC provides capacity building, guidance and supports its clients in identifying, assessing and mitigating ESG risks through standards, guidelines, guidance notes, good practice notes, tip sheets, handbooks, tools, training and other knowledge products.
Climate Risk
Climate Risk, as defined by IFC, encompasses the actual or potential negative effects of climate-related conditions and events on IFC's investments, corporate operations, reputation or consolidated financial statements. There are two primary climate-related risk categories: (1) physical risks and (2) transition risks.
“Physical risks” include both “acute” and “chronic” physical risks to business operations. Acute physical risks are event-driven, stemming from short-term extreme weather events like hurricanes, floods, tornadoes, wildfires, storms, drought or heatwaves. Chronic physical risks emerge from longer-term shifts in climate patterns, such as progressive changes in precipitation and temperature which could lead to rising sea levels, alteration of ecosystems, desertification, water scarcity, soil degradation, and deterioration of marine ecology.
“Transition risks” are attributable to the global shift towards a lower-carbon economy. These risks are multifaceted and arise from changes in law or regulation, public policies, technological breakthroughs, shifts in investor and public sentiment, and disruptive innovations in business models aimed at addressing climate change.
These risks could carry financial and non-financial implications for IFC.
IFC has a dedicated Climate Business Department integrated with IFC's Operations that provides in-house expertise on climate. The Climate Business Department helps set corporate climate strategy, engages with stakeholders, supports investment teams to identify decarbonization and climate investment opportunities, and manages climate risk using tools such as carbon pricing and has started the assessment of transition and physical climate risk in investment projects as part of the Paris Alignment process for all new projects.

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Management's Discussion and Analysis
Climate risk is integrated into IFC’s operations through its commitment under the capital increase and more recently to align with the goals of the Paris Agreement. As part of its efforts to align with the Adaptation & Climate Resilience component of the Paris Agreement, IFC screens its projects for exposure to physical climate risk and potential impacts on the project’s financial, environmental, and social performance during project appraisal. IFC has developed tools, methodologies and approaches to help industry, E&S, and climate specialists to conduct these assessments. Similarly, the Mitigation component of Paris Alignment assessments screens projects for exposure to stranded asset risk and carbon lock-in risk.
Highlights of climate risk management measures in FY24 YTD include:
▪Implementation of counterparty approach for Paris Alignment for real and financial sector projects with undefined use of proceeds.
▪Further integration of climate risk into IFC’s enterprise risk framework and operations through a cross-organizational Climate Risk Working Group (CRWG), which led efforts to identify and manage IFC’s overall exposure to climate-related risks and opportunities.
The WBG's Climate Change Action Plan for FY21 to FY25, aims to increase support to deliver climate results, with a focus on reducing the trajectory of emissions and strengthening adaptation and resilience in developing countries. As part of this plan, IFC has committed to increase its direct climate financing to at least 35 percent of own-account long-term total commitments on average over the five-year period. IFC is also committed to aligning its financial flows with the objectives of the Paris Agreement. Starting July 1, 2023, 85 percent of Board approved operations are expected to be aligned with the Paris Agreement’s goals, and 100 percent of these are expected to be aligned starting July 1, 2025.
Integrity, Money Laundering and Terrorist Financing, and Tax Risks
Group of interrelated risks that IFC’s Clients may have ineffective governance structures and/or controls to manage exposure to integrity risk, money laundering and terrorist financing (ML/TF) risk and tax risk. Integrity risks are the risks of engaging with external institutions or persons whose background or activities, may have adverse reputational and, often, financial impact on IFC. ML/TF risks are the associated risks arising from inadequate controls and processes to manage money laundering or financing of terrorism risk exposures when IFC invests with financial institutions or private equity funds. Tax risk is the risk that IFC’s clients or projects may be structured so as to evade taxes or allow the adoption of aggressive tax strategies or practices.
IFC works with a wide range of clients and partners in Investment Operations, Upstream and Advisory Services activities, from multi‑national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, geography and duration of the engagement. IFC conducts integrity due diligence on clients and partners to manage these risks and to mitigate them where it reasonably can, both before engagement and on an ongoing basis during the engagement.
ML/TF risk is the risk that IFC’s financial intermediary clients may have ineffective controls to manage exposure to money laundering and terrorist financing risk, subjecting IFC to potential integrity, reputational, or financial risk. IFC conducts anti-money laundering (AML) / combating the financing of terrorism (CFT) due diligence on financial institution clients and funds in addition to its integrity due diligence to determine whether:
1.the client’s AML/CFT procedures and controls are structured to comply with relevant AML/CFT standards;
2.the AML/CFT procedures and controls are appropriate for the client’s business and operating environments;
IFC has been strengthening its AML capacity, through in-house trainings of its business teams and roll out of technical capacity building programs (e.g., to promote the countering of trade-based money laundering for financial institutions in developing markets).
Tax risk is the risk that IFC’s clients or projects may be structured so as to evade taxes or to allow the adoption of aggressive tax strategies or practices. The World Bank Group Intermediate Jurisdiction and Tax Policy, which went into effect on January 23, 2023, reflects significant changes in the international tax landscape and the current global focus on tax transparency and responsible tax practices and applies tax due diligence to investment projects involving intermediate jurisdictions and material cross-border related party transactions. IFC has been raising awareness regarding the Policy and the corresponding processes through targeted trainings for regional and industry teams.
External Financing Risk
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.

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Management's Discussion and Analysis
SECTION VII: RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and other comprehensive income, and influences on the level and variability of net income and other comprehensive income from period to period are:
Table 13: Main Elements of Net Income and Other Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status, and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities
Risk assessment of borrowers, probability of default, loss given default, and expected balance at default considering prepayment and disbursement assumption used to estimate expected utilization rates.

Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, the approved and actual administrative expenses, and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance, and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against reference rate, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded, and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management's Discussion and Analysis
IFC's net income for the nine months ended March 31, 2024 and March 31, 2023 are presented below:
Table 14: Summary of Financial Results

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023	Variance
Consolidated statement of operations highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$2,385	$1,644	$741
(Provision) / release of provision for losses on loans, off-balance sheet credit exposures and other receivables	(33)	28	(61)
Income from equity investments and associated derivatives	71	77	(6)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	589	349	240
Provision for losses on available-for-sale debt securities	(3)	(8)	5
Income from liquid asset trading activities	1,938	1,123	815
Charges on borrowings	(2,903)	(1,733)	(1,170)
Other income	424	369	55
Other expenses	(1,249)	(1,248)	(1)
Foreign currency transaction losses on non-trading activities	(137)	(66)	(71)
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$1,082	$535	$547
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	171	(32)	203
Net income	$1,253	$503	$750
The following paragraphs detail significant variances between FY24 YTD and FY23 YTD covering the periods included in IFC's FY24 YTD condensed consolidated financial statements. The $750 million increase in net income was principally a result of the following:
Figure 7: Change in Net Income FY24 YTD vs FY23 YTD (US$ in millions)
_________

*    Total income from loans and debt securities and net treasury income are net of allocated charges on borrowings.
** Unrealized gains (losses).
***    Others mainly represents foreign exchange gains/losses, service fees, and net advisory service expenses.

INTERNATIONAL FINANCE CORPORATION	Page 24

Management's Discussion and Analysis
A more detailed analysis of the components of IFC’s net income is as follows:
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY24 YTD amounted to $2.4 billion. This represents a significant increase of $741 million compared to $1.6 billion in FY23 YTD, primarily due to higher interest income from increased rates and portfolio growth.
Non-performing Loans (NPLs)
NPLs decreased by $154 million to $1.0 billion5 of the disbursed loan portfolio as of March 31, 2024. The decrease was largely due to $179 million of positive developments and $102 million net write-offs, partially offset by $72 million new NPL additions. In FY24 YTD, two loans with individual amounts equal to or exceeding $10 million or more for a total of $38 million were placed in NPL status.
Figure 8: Non-performing Loans (US$ in millions)

_________
*    Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses.
Provision for Losses on Loans, Available-for-sale Debt Securities, Off-Balance Sheet Credit Exposures, and Other Receivables
IFC recorded a net provision for losses on loans, available-for-sale debt securities, off-balance sheet credit exposures and other receivables of $36 million in FY24 YTD (release of provision of $20 million in FY23 YTD), analyzed as below:
Table 15: Portfolio and Individual Provision (Release of Provision)

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023	Variance
Portfolio provision on disbursed loans	$43	$52	$(9)
Individual provision (release of provision) on disbursed loans	9	(62)	71
Release of portfolio provision on undisbursed loans	(26)	(26)	—
Release Individual provision on undisbursed loans	(1)	—	(1)
Provision on off-balance sheet credit exposures and other receivables	8	8	—
Individual provision on available-for-sale debt securities	3	8	(5)
Total	$36	$(20)	$56
Total portfolio provision decreased in FY24 YTD mainly due to a $51 million reduction in the qualitative overlay partially offset by an increase due to new commitments and disbursements. Individual provision releases were mainly due to project-specific improvements.
5    Includes $61 million reported as debt securities and $128 million reported as loans under Fair Value Option on the Balance Sheet as of March 31, 2024 ($59 million Debt securities and $137 million Fair Value Option loans as of June 30, 2023).

INTERNATIONAL FINANCE CORPORATION	Page 25

Management's Discussion and Analysis
Total reserve against losses on loans disbursed and loans committed but not disbursed decreased by $76 million to $1.3 billion as of March 31, 2024 analyzed as follows:
Figure 9: Reserve Against Losses for Disbursed and Undisbursed Loans (US$ in millions)
_________
* Other comprises release of provision for capitalized interest of $11m and foreign exchange movements of $2m reserve graphs present the reserves against losses on disbursed and undisbursed debt portfolio only (without Guarantees).

The breakdown of total reserve against losses on loans disbursed and loans committed but not disbursed and the reserve coverage ratio as of March 31, 2024 and June 30, 2023 are presented in the table below:
Table 16: Reserve against losses on loans disbursed and loans committed but not disbursed and reserve coverage ratio

	March 31, 2024		June 30, 2023		Variance
(US$ in millions, unless otherwise noted)	Reserve	Reserve coverage ratio [a]	Reserve	Reserve coverage ratio[a]	Reserve	Reserve coverage ratio[a]
Reserve against losses on disbursed loans
Portfolio reserve	$877	2.5%	$843	2.8%	$34	(0.3)%
Individual reserve	283	26.2	366	30.2	(83)	(4.0)
	1,160	3.3	1,209	3.9	(49)	(0.6)
Reserve against losses on loans committed but not disbursed
Portfolio reserve	143	2.1	169	2.5	(26)	(0.4)
Individual reserve	—	—	1	2.2	(1)	(2.2)
	143	2.1	170	2.5	(27)	(0.4)
Total reserve	$1,303	3.1%	$1,379	3.6%	$(76)	(0.5)%
_________
a    Reserve coverage ratio is calculated as the reserve over related disbursed loans balances or reserve over related loans committed but not disbursed balances.
The decrease in individual reserve against losses on disbursed loans was mainly due to a $130 million decrease in the impaired disbursed loan portfolio.
In FY24 YTD, the top ten largest individual provisions and top ten largest individual releases of provision comprised 80% and 71% of the total individual provisions and total individual releases of provision, respectively, for losses on loans.
The reserve against losses as of March 31, 2024 reflected credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of uncertainty and judgment particularly in light of the impact of the invasion of Ukraine. As of March 31, 2024, an $84 million qualitative overlay was applied to account for the impact of the invasion and its spillover macroeconomic effect ($135 million as of June 30, 2023). This represents a reduction of $51 million in FY24 YTD, since the effects of the invasion and related spillover are gradually being reflected in the credit ratings and reserve, especially for the Ukraine portfolio.

INTERNATIONAL FINANCE CORPORATION	Page 26

Management's Discussion and Analysis
Income from Equity Investments and Associated Derivatives
IFC divests equity investments where IFC’s developmental role has been fulfilled, where pre-determined sales trigger levels have been met, and where applicable, lock-ups have expired. Gains and losses on equity investments and associated derivatives include both realized and unrealized gains or losses.
Income from equity investments and associated derivatives (consisting of dividends and net losses), decreased by $6 million from income of $77 million in FY23 YTD to income of $71 million in FY24 YTD, as analyzed below:
Table 17: Income from equity investments and associated derivatives

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023	Variance
Net realized gains	$173	$83	$90
Net unrealized losses	(186)	(95)	(91)
Dividend income, custody, fees and other	84	89	(5)
Total income from equity investments and associated derivatives	$71	$77	$(6)
In FY24 YTD, the top five investments with net gains totaled $230 million, while the top five investments with net losses were $238 million. In comparison, in FY23 YTD the top five investments with net gains were $228 million and the top five investments with net losses were $198 million.
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased by $240 million from $349 million in FY23 YTD to $589 million in FY24 YTD. The increase was primarily due to a $299 million increase in interest income resulting from higher outstanding balances, partially offset by a $58 million decrease in realized gains.
Income from Liquid Asset Trading Activities
Liquid assets trading activities gross of funding costs and net of funding costs are analyzed in the table below:
Table 18: Income from Liquid assets trading activities

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023	Variance
Liquid asset income, gross of funding costs:
Market Funded Liquidity Portfolio	$1,339	$991	$348
Net Worth Funded Liquidity Portfolio	599	132	467
Total liquid asset income, gross of funding costs	$1,938	$1,123	$815
Liquid asset income, net of funding costs:
Market Funded Liquidity Portfolio	$116	$165	$(49)
Net Worth Funded Liquidity Portfolio	599	132	467
Total liquid asset income, net of funding costs	$715	$297	$418
The year-over-year increase of $418 million (net of funding costs) was mainly attributable to higher net income from the Net Worth Funded Portfolio, as U.S. Treasury yields rose sharply in FY23 YTD. The decline in income on the Market Funded Portfolio was due to lower net interest income on bonds and money market instruments.
Charges on Borrowings
IFC’s charges on borrowings increased by $1.2 billion, from $1.7 billion in FY23 YTD to $2.9 billion in FY24 YTD, primarily due to higher reference rates in FY24 YTD compared to FY23 YTD.
Other Income
Other income increased by $55 million, from $369 million in FY23 YTD to $424 million in FY24 YTD, mainly driven by an increase of $14 million in investment returns on Post-Employment Benefit Plan assets, an increase of $13 million in Post-retirement Contributions Reserve Fund (PCRF) income and an increase of $10 million in Advisory services income.

INTERNATIONAL FINANCE CORPORATION	Page 27

Management's Discussion and Analysis
Other Expenses
Other Expenses primarily comprise administrative expenses. These remained at $1.2 billion in FY24 YTD and FY23 YTD respectively. Increase in staff costs and Upstream and Advisory expenses was offset by decrease in pension expense.
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction gains and losses are recognized in both net income and other comprehensive income. For debt securities classified as available-for-sale, the gains or losses from foreign currency transactions are reported in other comprehensive income, while the impact from the associated derivatives are reported in net income. In FY24 YTD, there were total losses of $137 million (losses of $66 million in FY23 YTD) reported in net income and gains of $104 million (gains of $91 million in FY23 YTD) reported in other comprehensive income. Overall, when the net income and other comprehensive income amounts are combined, IFC reported net foreign exchange related losses of $33 million in FY24 YTD (net gains of $25 million in FY23 YTD).
Net Unrealized Gains and Losses on Non-Trading Financial Instruments
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 19: Net Unrealized Gains (Losses) on Non-Trading Financial Instruments

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023
Unrealized gains (losses) on the loan and debt securities portfolio carried at fair value	$375	$(146)
Unrealized (losses) gains on associated derivatives	(137)	205
Unrealized gains on loans, debt securities and associated derivatives	$238	$59
Unrealized losses on borrowings from market and IDA	$(768)	$(4)
Unrealized gains (losses) on associated derivatives	701	(87)
Unrealized losses on borrowings from market, IDA and associated derivatives	$(67)	$(91)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	$171	$(32)
IFC reported $238 million of unrealized gains on loans, debt securities, net of associated derivatives in FY24 YTD. The unrealized losses on associated derivatives of $137 million in FY24 YTD, consists of $95 million losses on client risk management swaps mainly on Euro interest rate swaps, and an additional $23 million losses on lending related swaps due to lower swap rates in Euro, Colombian peso, and Mexican peso in FY24 YTD.
IFC reported $67 million of unrealized losses on borrowings from market sources and IDA, net of associated derivatives in FY24 YTD. These net after-swap unrealized losses comprised losses on U.S. dollar, British pound and Japanese yen portfolios.

INTERNATIONAL FINANCE CORPORATION	Page 28

Management's Discussion and Analysis
OTHER COMPREHENSIVE INCOME
Unrealized Gains and Losses on Debt Securities and Borrowings
Table 20: Other Comprehensive Income – Unrealized Gains and Losses on Debt Securities and Borrowings

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023
Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$140	$238
Unrealized losses	(30)	(124)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	2	(57)
Net unrealized gains on debt securities	$112	$57
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option:
Unrealized gains	$395	$394
Unrealized losses	(274)	(418)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	6
Net unrealized gains (losses) on borrowings	$122	$(18)
Total unrealized gains on debt securities and borrowings	$234	$39
Net unrealized gains on debt securities included foreign currency gains of $104 million on debt securities accounted for as available-for-sale, primarily representing reversals of unrealized losses upon sales.
Net unrealized gains on borrowings of $122 million was recognized through other comprehensive income in FY24 YTD (net unrealized losses of $18 million in FY23 YTD). This was mainly due to widening of IFC's credit spread in U.S. dollar, Australian dollar and Mexican peso issuance.

INTERNATIONAL FINANCE CORPORATION	Page 29

Management's Discussion and Analysis
SECTION VIII: GOVERNANCE AND CONTROL
SENIOR MANAGEMENT
The following is a list of the principal officers of IFC as of March 31, 2024:

President	Ajay Banga
Managing Director	Makhtar Diop
Regional Vice President, Africa	Sérgio Pimenta
Regional Vice President, Latin America and the Caribbean, and Europe	Alfonso García Mora
Regional Vice President, Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	Hela Cheikh Rouhou
Regional Vice President, Asia and the Pacific	Riccardo Puliti
Vice President, Cross-Cutting Solutions	Emmanuel Nyirinkindi
Vice President, Corporate Support	Elena Bourganskaia
Vice President, Economics and Private Sector Development	Susan M. Lund
Vice President and General Counsel, Legal and Compliance Risk	Ramit Nagpal
Vice President, Industries	Mohamed Gouled
Vice President, Risk and Finance	Federico Galizia
Vice President, Treasury & Mobilization	John Gandolfo

INTERNATIONAL FINANCE CORPORATION	Page 30

Management's Discussion and Analysis
SECTION IX: APPENDIX
GLOSSARY OF TERMS
AMC Funds: IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). These funds collectively are referred to as the AMC Funds.
Articles: IFC’s Articles of Agreement.
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of capital available (Balance Sheet Capital less Designated Retained Earnings minus Pension surplus of each pension plan) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining IFC's AAA rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: IFC’s balance sheet capital minus designated retained earnings minus Pension surplus of each pension plan.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services (AS) or Investment Services (IS).
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk (EAR) multiplied by Economic Capital Ratio for relevant product/sub-product.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA19: IDA's Nineteenth Replenishment of Resources.
IDA20: IDA’s Twentieth Replenishment of Resources
IDA-eligible countries: Countries eligible to borrow from IDA on concessional terms.
Income Available for Designations: Income Available for Designations (a non-U.S. GAAP measure) is used as a basis for designations of retained earnings. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings” as the metric for Income Available for Designations.
Paris Agreement: The Paris Agreement is the universal, legally binding global climate change agreement, adopted at the Paris climate conference in December 2015. It sets out a global framework to avoid dangerous climate change by limiting global warming and aims to strengthen countries’ ability to deal with the impacts of climate change and support them in their efforts.
Spring Meetings: The Spring Meetings of the International Monetary Fund and the Boards of Governors of the World Bank Group is a gathering that features the Development Committee and International Monetary and Financial Committee plenary session to discuss work of the institutions.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank comprises IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

INTERNATIONAL FINANCE CORPORATION	Page 31

Management's Discussion and Analysis
ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities
ALM	:	Asset Liability Management
AML/CFT	:	Anti-Money Laundering/ Combating the Financing of Terrorism
CMAW	:	Creating Markets Advisory Window
CR	:	Credit Rating
CRM	:	Client Risk Management
CUR	:	Capital Utilization Ratio
DARP	:	Debt & Asset Recovery Program
E&S	:	Environmental and Social
ERM	:	Enterprise Risk Management Framework
ESG	:	Environment, Social and Governance
FCA	:	Financial Conduct Authority
FCS	:	Fragile and Conflict-Affected Situations
FMTAAS	:	Funding Mechanism for Technical Assistance and Advisory Services
GCI	:	General Capital Increase
GP	:	General Partner
IBRD	:	International Bank for Reconstruction and Development
ICSID	:	International Centre for Settlement of Investment Disputes
IDA	:	International Development Association
IDA-PSW	:	IDA Private Sector Window
IFC or the Corporation	:	International Finance Corporation
IFIs	:	International Financial Institutions
ISDA	:	International Swaps and Derivatives Association
LCR	:	Liquidity Coverage Ratios
LTF	:	Long-Term Finance
MBS	:	Mortgage-Backed Securities
MCPP	:	Managed Co-Lending Portfolio Program
MD&A	:	Management’s Discussion and Analysis
MIGA	:	Multilateral Investment Guarantee Agency
NAV	:	Net Asset Value
NPLs	:	Non-performing Loans
PSW	:	Private Sector Window
PCRF	:	Post-retirement Contributions Reserve Fund
RSBP	:	Retired Staff Benefits Plan
SCI	:	Selective Capital Increase
SME	:	Small and Medium Enterprise
SOFR	:	Secured Overnight Financing Rate
SRP	:	Staff Retirement Plan
STF	:	Short-Term Finance
VPU	:	Vice Presidency Unit

INTERNATIONAL FINANCE CORPORATION	Page 32

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
March 31, 2024

INDEPENDENT AUDITOR’S REVIEW REPORT

President and Board of Directors
International Finance Corporation:
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (“IFC”) as of March 31, 2024, and the related condensed consolidated statements of operations and comprehensive income for the three-month and nine-month periods ended March 31, 2024 and 2023, and changes in capital and cash flows for the nine-month periods ended March 31, 2024 and 2023, and the related notes (collectively referred to as the “interim financial information”).
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.
Basis for Review Results
We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IFC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.
Responsibilities of Management for the Interim Financial Information
Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.
Report on Condensed Consolidated Balance Sheet as of June 30, 2023
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2023, and the related consolidated statements of operations, comprehensive income, changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 4, 2023. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2023, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

May 14, 2024

INTERNATIONAL FINANCE CORPORATION	Page 34
CONDENSED CONSOLIDATED BALANCE SHEETS
as of March 31, 2024 (unaudited) and June 30, 2023 (unaudited)

(US$ in millions)	March 31, 2024	June 30, 2023
Assets
Cash and due from banks – Note C	$682	$1,051
Time deposits – Note C	9,149	10,215
Trading securities – Notes C and K	28,893	31,020
(includes $5,941 and $6,446 securities pledged to creditors under repurchase and collateral agreements as of March 31, 2024 and June 30, 2023, respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, K and P	1,472	5,192
Investments – Notes B, D, E, F, G, K and M
Loans
(includes $1,840 and $1,506 loans held at fair value as of March 31, 2024 and June 30, 2023, respectively; net of reserve against losses of $1,160 and $1,209 at March 31, 2024 and June 30, 2023, respectively)
– Notes D, E, K and M	36,136	31,414
Equity investments
– Notes B, D, G, K and M	11,086	10,778
Debt securities – Notes D, F, K and M	10,949	9,310
(includes available-for-sale securities of $1,008 and $1,394, with associated amortized cost of $1,134 and $1,632, and reserve against credit losses of $24 and $21 as of March 31, 2024 and June 30, 2023, respectively)
Total investments	58,171	51,502
Derivative assets – Notes B, C, J, K and P	2,960	5,722
Receivables and other assets – Notes B, C, M and N	6,640	5,845
Total assets	$107,967	$110,547
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and P	$2,878	$6,631
Borrowings outstanding – Notes B and K
From market and other sources at amortized cost	2,338	3,327
From market sources at fair value	52,339	48,873
From International Development Association at fair value	169	243
Total borrowings	54,846	52,443
Derivative liabilities – Notes B, C, J, K and P	7,505	11,195
Payables and other liabilities – Notes B, C, E, M, N and O	5,754	5,240
Total liabilities	70,983	75,509
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares as of March 31, 2024 and June 30, 2023)
Subscribed capital	24,095	23,939
Less: unpaid portion of subscriptions	(1,031)	(1,343)
Paid-in capital	23,064	22,596
Accumulated other comprehensive income – Note H	857	632
Retained earnings – Note H	13,063	11,810
Total capital	36,984	35,038
Total liabilities and capital	$107,967	$110,547
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 35
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended March 31, 2024 (unaudited) and March 31, 2023 (unaudited)

	Three months ended March 31,		Nine months ended March 31,
(US$ in millions)	2024	2023	2024	2023
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$860	$691	$2,385	$1,644
(Provision) / release of provision for losses on loans, off-balance sheet credit exposures and other receivables – Note E	(3)	23	(33)	28
Income from equity investments and associated derivatives – Note G	29	220	71	77
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	194	81	589	349
Provision for losses on available-for-sale debt securities – Note F	(6)	—	(3)	(8)
Total income from investments	1,074	1,015	3,009	2,090
Income from liquid asset trading activities – Note C	455	690	1,938	1,123
Charges on borrowings	(952)	(783)	(2,903)	(1,733)
Income from investments and liquid asset trading activities, after charges on borrowings	577	922	2,044	1,480
Other income
Upstream and advisory services income – Note N	62	63	180	170
Service fees	36	40	87	87
Other	62	50	157	112
Total other income	160	153	424	369
Other expenses
Administrative expenses – Notes B and O	(355)	(360)	(1,055)	(1,064)
Upstream and advisory services expenses – Note N	(77)	(69)	(216)	(203)
Other, net – Note O	8	(2)	22	19
Total other expenses	(424)	(431)	(1,249)	(1,248)
Foreign currency transaction losses on non-trading activities	(27)	(10)	(137)	(66)
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	286	634	1,082	535
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value – Note I	244	(290)	171	(32)
Net income – Note L	$530	$344	$1,253	$503

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 36
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
for the nine months ended March 31, 2024 (unaudited) and March 31, 2023 (unaudited)

(US$ in millions)	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income (loss) – Note H	Paid-in capital	Total capital
As of June 30, 2022	$10,840	$298	$11,138	$(82)	$21,749	$32,805
Nine months ended March 31, 2023
Net income	503		503			503
Other comprehensive income				38		38
Payments received for subscribed capital					459	459
Designations of retained earnings – Note H	(6)	6	—			—
Expenditures against designated retained earnings – Note H	42	(42)	—			—
As of March 31, 2023	$11,379	$262	$11,641	$(44)	$22,208	$33,805
As of June 30, 2023	$11,589	$221	$11,810	$632	$22,596	$35,038
Nine months ended March 31, 2024
Net income	1,253		1,253			1,253
Other comprehensive income				225		225
Payments received for subscribed capital					468	468
Designations of retained earnings – Note H	(60)	60	—			—
Expenditures against designated retained earnings – Note H	53	(53)	—			—
As of March 31, 2024	$12,835	$228	$13,063	$857	$23,064	$36,984

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 37
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended March 31, 2024 (unaudited) and March 31, 2023 (unaudited)

	Three months ended March 31,		Nine months ended March 31,
(US$ in millions)	2024	2023	2024	2023
Net income – Note L	$530	$344	$1,253	$503
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized gains on available-for-sale debt securities arising during the period	7	17	110	114
Reclassification adjustment for realized (losses) included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	—	—	(1)	(65)
Reclassification adjustment for impairments related to credit loss included in net income (Release of provision for losses on available-for-sale debt securities)	6	—	3	8
Net unrealized gains on debt securities	13	17	112	57
Unrealized gains and losses on borrowings
Net unrealized (losses) gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	(116)	(12)	121	(24)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	—	1	6
Net unrealized (losses) gains on borrowings	(115)	(12)	122	(18)
Net unrecognized net actuarial losses and unrecognized prior service cost on benefit plans – Note O	(3)	(1)	(9)	(1)
Total other comprehensive (loss) income	(105)	4	225	38
Total comprehensive income	$425	$348	$1,478	$541

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 38
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended March 31, 2024 (unaudited) and March 31, 2023 (unaudited)

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023
Cash flows from investing activities
Loan disbursements	$(10,731)	$(9,610)
Investments in equity securities	(1,159)	(725)
Investments in debt securities	(2,246)	(2,558)
Loan repayments	5,860	5,626
Debt securities repayments	784	674
Proceeds from sales of loans	2	67
Proceeds from sales of equity investments	1,025	1,006
Proceeds from sales of debt securities	17	79
Loan origination fees received	81	87
Investment in fixed assets	(71)	(37)
Other investing activities, net	(9)	—
Net cash used in investing activities	(6,447)	(5,391)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	14,497	16,004
Retirement	(12,286)	(11,752)
Change in derivatives associated with borrowings, net	(409)	(287)
Short-term borrowings, net	(232)	260
Capital subscriptions	468	459
Net cash provided by financing activities	2,038	4,684
Cash flows from operating activities
Net income	1,253	503
Adjustments to reconcile net income or loss to net cash provided by operating activities:
Realized losses (gains) on loans and associated derivatives, net	10	(13)
Realized gains on debt securities and associated derivatives, net	(9)	(69)
Losses on equity investments and related derivatives, net	13	12
Provision (release of provision)	36	(20)
Accretion of net discounts, premiums and loan origination fees	41	12
Depreciation expenses	40	42
Foreign currency transaction losses on non-trading activities	137	66
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(171)	32
Net discounts paid on retirement of borrowings	(115)	(56)
Change in accrued income on loans and debt securities (after swaps), net	(414)	(457)
Change in accrued expenses on borrowings (after swaps), net	195	524
Change in liquid asset trading portfolio	4,023	2,356
Change in derivatives associated with loans and client risk management, net	143	318
Change in payables and other liabilities	35	91
Change in receivables and other assets	(209)	(50)
Net cash provided by operating activities	5,008	3,291
Change in cash and cash equivalents	599	2,584
Effect of exchange rate changes on cash and cash equivalents	(103)	247
Net change in cash and cash equivalents	496	2,831
Beginning cash and cash equivalents	8,799	3,322
Ending cash and cash equivalents	$9,295	$6,153
Composition of cash and cash equivalents
Cash and due from banks	$682	$732
Time deposits with maturities under three months	8,613	5,421
Total cash and cash equivalents	$9,295	$6,153
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 39

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended March 31, 2024 (unaudited) and March 31, 2023 (unaudited)

	For the nine months ended
(US$ in millions)	March 31, 2024	March 31, 2023
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(80)	$122
Debt securities	(65)	(1)
Loan and debt security-related currency swaps	129	(88)
Borrowings	347	77
Borrowing-related currency swaps	(332)	(65)
Charges on borrowings paid, net	$2,823	$1,265
Non-cash items:
Loan and debt security conversion to equity, net	$21	$61
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 40

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed financial statements and notes should be read in conjunction with the June 30, 2023 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2023 audited financial statements, has not been audited. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Certain amounts in prior years have been changed to conform to the current year’s presentation.
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans available-for-sale debt securities and, off-balance sheet credit exposures; impairment of debt securities; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Recently adopted accounting standards
In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The ASU eliminates the recognition and measurement guidance for troubled debt restructurings (“TDRs”) in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, and requires reporting entities to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The ASU eliminates the requirement to use the discounted cash flow approach to measure the reserve against losses on loans formerly considered TDRs. The ASU also requires enhanced disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty and disclosure of current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. IFC adopted ASU 2022-02 effective July 1, 2023 with no material impact on IFC’s condensed consolidated financial statements, with the elimination of TDR recognition and measurement on a modified retrospective basis and the new disclosures on a prospective basis in accordance with the ASU.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value.

INTERNATIONAL FINANCE CORPORATION	Page 41

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and require certain disclosures for equity securities subject to contractual sale restrictions. IFC early adopted ASU 2022-03 effective July 1, 2023, with no material impact on IFC’s condensed consolidated financial statements.
Accounting standards and regulations under evaluation
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. If by June 30, 2027, the SEC has not removed the related SEC requirement, the related ASU amendment will not become effective. IFC is currently evaluating the impact of this ASU on its condensed consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires additional segment disclosures for public entities, such as the significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM, as well as an explanation of how the CODM uses the reported measure of segment profit or loss. All existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses. For IFC, the ASU will be effective for the annual period ending June 30, 2025 (annual statements of fiscal year 2025). IFC is currently evaluating the impact of the ASU on its condensed consolidated financial statements.
NOTE B – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other post-retirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table:

	March 31, 2024				June 30, 2023
(US$ in millions)	IBRD	IDA	MIGA	Total	IBRD	IDA		MIGA	Total
Services and Support Receivables (Payables)	$3	$—	$4	$7	$(35)	$—		$4	$(31)
PSW – Local Currency Facility	—	92	—	92	—	50	[a]	—	50
PSW – Blended Finance Facility	—	(103)	—	(103)	—	(93)		—	(93)
Borrowings	—	(169)	—	(169)	—	(243)		—	(243)
Pension and Other Post-retirement Benefits	761	—	—	761	704	—		—	704
Post-retirement Contribution Reserve Fund [b]	496	—	—	496	385	—		—	385
	$1,260	$(180)	$4	$1,084	$1,054	$(286)		$4	$772
_________
a    Includes other payable of $4 million related to unsettled Local Currency Facility trades that is included in Payables and other liabilities on the condensed consolidated balance sheet as of June 30, 2023.
b    Receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as IT support services and human resource shared services. IFC makes payments for these services to IBRD based on negotiated fees and chargebacks, and allocated charges. Expenses allocated to IFC for the three and nine months ended March 31, 2024, were $40 million and $119 million, respectively, ($39 million and $118 million – for the three and nine months ended March 31, 2023). Other chargebacks include $9 million and $21 million, respectively, for the three and nine months ended March 31, 2024 ($8 million and $19 million for the three and nine months ended March 31, 2023). These expenses are included in Administrative expenses on the condensed consolidated statements of operations. The associated payables are included in the Payables and other liabilities on the condensed consolidated balance sheets.
Fee Income from MIGA
Transactions with MIGA include marketing fees received for referral and due diligence services on jointly-developed guarantee projects. Fee income received from MIGA for the three and nine months ended March 31, 2024 were $1 million and $3 million, respectively, ($0 and $2 million – for the three and nine months ended March 31, 2023) included in Other Income on the condensed consolidated statements of operations. The associated receivables are included in Receivables and other assets on the condensed consolidated balance sheets.

INTERNATIONAL FINANCE CORPORATION	Page 42

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS (continued)
IDA Private Sector Window (IDA-PSW)
The PSW was created under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA-only countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). The PSW continued under IDA’s Twentieth Replenishment of Resources (IDA20), which commenced on July 1, 2022, with an initial allocation set at $2.5 billion. Under the fee arrangement for the IDA-PSW, IDA receives fee income for transactions executed under this window and reimburses IFC for the related costs incurred in administering these transactions. As of March 31, 2024 and June 30, 2023, IFC committed $1.3 billion for IDA guarantees to support IFC's Guarantee Programs in IDA-PSW eligible countries under the Blended Finance facility. The Blended Finance facility included in Payables and other liabilities on the condensed consolidated balance sheets represents IFC's liability to IDA for IDA-PSW synthetic equity investments. Local currency facility represents currency swaps with IDA to support local currency denominated loans and is included in Derivative assets on the condensed consolidated balance sheets.
Borrowings
In September 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion with an effective interest rate of 1.84%. IFC has elected the Fair Value Option for the Note, which is included in the Borrowings from IDA at fair value on the condensed consolidated balance sheets. IFC recognized interest expense of $1 million and $3 million for the three and nine months ended March 31, 2024 ($1 million and $4 million for the three and nine months ended March 31, 2023).
IFC has a Local Currency Loan Facility Agreement with IBRD, which is capped at $300 million. As of March 31, 2024 and June 30, 2023, IFC had no borrowings outstanding under this facility.
Pension and Other Post-retirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other post-retirement benefit plans and Post-Employment Benefits Plan (PEBP) assets included in Receivables and other assets on the condensed consolidated balance sheets. These will be realized over the lives of the plan participants.
IFC Managed AMC funds
IFC's Equity Mobilization Department (formally IFC Asset Management Company, or AMC), invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. As of March 31, 2024, AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP) / Manager of these funds, none of which require consolidation by IFC. A management fee is charged for the management services provided to the AMC funds. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest %
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
As of March 31, 2024, IFC invested $486 million ($505 million as of June 30, 2023) as a limited partner in funds managed by AMC. These investments were included in Equity investments on the condensed consolidated balance sheets. $5 million and $16 million, respectively, of management fee income were recognized for the three and nine months ended March 31, 2024 ($6 million and $18 million for the three and nine months ended March 31, 2023), which is included in other income on the condensed consolidated statements of operations.

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE C – LIQUID ASSET PORTFOLIO
Composition of liquid asset portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheet is as follows:

(US$ in millions)	March 31, 2024	June 30, 2023
Assets
Cash and due from banks [a]	$21	$43
Time deposits [b]	9,149	10,215
Trading securities	28,893	31,020
Securities purchased under resale agreements and receivable for cash collateral pledged	1,472	5,192
Derivative assets	446	433
Receivables and other assets:
Receivables from unsettled security trades	716	791
Accrued interest income on time deposits and securities	249	243
Accrued income on derivative instruments	160	248
Total assets	41,106	48,185
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	2,878	6,631
Derivative liabilities	68	241
Payables and other liabilities:
Payables for purchase of securities	1,018	1,002
Accrued charges on derivative instruments	115	191
Total liabilities	4,079	8,065
Total net liquid asset portfolio	$37,027	$40,120
_________
a    Represents cash and due from banks from the liquid asset portfolio and does not include cash and due from banks from other cash accounts of $661 million and $1.0 billion as of March 31, 2024 and June 30, 2023, respectively.
b    Includes time deposits with maturities greater than three months of $536 million and $2.5 billion, as of March 31, 2024 and June 30, 2023, respectively.
The liquid asset portfolio is denominated primarily in U.S. dollars. Investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 1.9% of the portfolio as of March 31, 2024 (2.1% as of June 30, 2023).
Income from liquid asset trading activities
Income from liquid asset trading activities for the three and nine months ended March 31, 2024 and March 31, 2023 comprises:

	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2024	2023	2024	2023
Interest income, net	$422	$390	$1,348	$937
Net gains on asset-backed and mortgage-backed securities	3	14	27	12
Net gains on other trading securities	30	286	563	174
Net gains on trading activities (realized and unrealized)	33	300	590	186
Total income from liquid asset trading activities	$455	$690	$1,938	$1,123

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS
The carrying value of investments as of March 31, 2024 and June 30, 2023 comprises:

(US$ in millions)	March 31, 2024	June 30, 2023
Loans
Loans at amortized cost	$35,456	$31,117
Less: Reserve against losses on loans	(1,160)	(1,209)
Loans at amortized cost less reserve against losses	34,296	29,908
Loans accounted for at fair value under the Fair Value Option
(amortized cost $1,888 as of March 31, 2024, $1,642 as of June 30, 2023)	1,840	1,506
Total loans	36,136	31,414
Equity investments
Equity investments accounted for at fair value a b
(cost $10,806 as of March 31, 2024, $10,331 as of June 30, 2023)	11,086	10,778
Total equity investments	11,086	10,778
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $1,134 as of March 31, 2024, $1,632 as of June 30, 2023)	1,008	1,394
Less: Reserve against losses on available-for sale debt securities	(24)	(21)
Debt securities, available-for-sale less reserve against losses	984	1,373
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $9,886 as of March 31, 2024, $8,145 as of June 30, 2023)	9,965	7,937
Total debt securities	10,949	9,310
Total carrying value of investments	$58,171	$51,502
_________
a    Equity investments at fair value as of March 31, 2024 comprises investments in common or preferred shares of $5.4 billion ($5.5 billion as of June 30, 2023), equity interests in private equity funds of $5.6 billion ($5.2 billion as of June 30, 2023), and equity-related options and other financial instruments of $49 million ($36 million as of June 30, 2023).
b    Includes $3 million and $2 million, respectively, as of March 31, 2024 and June 30, 2023 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
Reconciliation of total disbursed portfolio to carrying value of investments is as follows:

(US$ in millions)	March 31, 2024				June 30, 2023
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Total disbursed investment portfolio	$37,490	$10,828	$10,903	$59,221	$32,886	$10,371	$9,556	$52,813
Reserve against losses on loans and debt securities	(1,160)	—	(24)	(1,184)	(1,209)	—	(21)	(1,230)
Unamortized deferred loan origination fees, net and other	(146)	—	—	(146)	(127)	—	—	(127)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(19)	—	(19)	—	(36)	—	(36)
Unrealized losses on equity investments held by consolidated VIEs	—	(4)	—	(4)	—	(4)	—	(4)
Unrealized losses on investments accounted for at fair value as available-for-sale	—	—	(9)	(9)	—	—	(17)	(17)
Unrealized (losses) gains on investments accounted for under the Fair Value Option	(48)	281	79	312	(136)	447	(208)	103
Carrying value of investments	$36,136	$11,086	$10,949	$58,171	$31,414	$10,778	$9,310	$51,502

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES
Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and nine months ended March 31, 2024 and March 31, 2023 comprise the following:

	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2024	2023	2024	2023
Interest income	$835	$649	$2,274	$1,518
Commitment fees	11	17	33	43
Other financial fees	29	25	94	70
Realized (losses) gains on loans, guarantees and associated derivatives [a]	(15)	—	(16)	13
Income from loans and guarantees, including realized gains (losses) on loans and associated derivatives	$860	$691	$2,385	$1,644
––––––––
a    Includes realized gains and losses on loans under the Fair Value Option, nil for the three and nine months ended March 31, 2024 (nil and $13 million for the three and nine months ended March 31, 2023).
Reserve against losses on loans and provision for losses on loans
Reserve against losses on loans as of March 31, 2024 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of judgment particularly in light of the invasion of Ukraine. As of March 31, 2024, an $84 million qualitative overlay was applied to account for the impact of the invasion and its spillover macroeconomic effects ($135 million as of June 30, 2023). This reflects a $51 million reduction of overlay recorded in the nine months ended March 31, 2024, since the effects of the invasion and related spillover are gradually being reflected in the credit ratings, especially for the Ukraine portfolio.
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three and nine months ended March 31, 2024 and March 31, 2023 as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) are summarized below:

	For the three months ended March 31, 2024
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$341	$866	$1,207	$—	$160	$160
Provision (release of provision) for losses	2	17	19	—	(16)	(16)
Write-offs	(54)	—	(54)	—	—	—
Recoveries of previously written-off loans	1	—	1	—	—	—
Foreign currency transaction adjustments	(1)	(6)	(7)	—	(1)	(1)
Other adjustments [a]	(6)	—	(6)	—	—	—
Ending balance	$283	$877	$1,160	$—	$143	$143
Total disbursed loans as of March 31, 2024	$1,082	$34,520	$35,602
Loans committed but not disbursed as of March 31, 2024				$48	$6,858	$6,906
Unamortized deferred loan origination fees, net and other			(146)
Loans at amortized cost			$35,456

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the nine months ended March 31, 2024
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$366	$843	$1,209	$1	$169	$170
Provision (release of provision) for losses	9	43	52	(1)	(26)	(27)
Write-offs	(90)	—	(90)	—	—	—
Recoveries of previously written-off loans	2	—	2	—	—	—
Foreign currency transaction adjustments	1	(3)	(2)	—	—	—
Other adjustments [a]	(5)	(6)	(11)	—	—	—
Ending balance	$283	$877	$1,160	$—	$143	$143
Total disbursed loans as of March 31, 2024	$1,082	$34,520	$35,602
Loans committed but not disbursed as of March 31, 2024				$48	$6,858	$6,906
Unamortized deferred loan origination fees, net and other			(146)
Loans at amortized cost			$35,456
_________
a    Other adjustments comprise reserve against interest capitalized.

	For the three months ended March 31, 2023
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$407	$813	$1,220	$1	$131	$132
(Release of provision) provision for losses	(25)	(12)	(37)	—	14	14
Write-offs	(12)	—	(12)	—	—	—
Recoveries of previously written-off loans	1	—	1	—	—	—
Foreign currency transaction adjustments	1	3	4	—	1	1
Other adjustments [a]	2	(1)	1	—	—	—
Ending balance	$374	$803	$1,177	$1	$146	$147
Total disbursed loans as of March 31, 2023	$1,232	$28,829	$30,061
Loans committed but not disbursed as of March 31, 2023				$18	$6,283	$6,301
Unamortized deferred loan origination fees, net and other			(151)
Loans at amortized cost			$29,910

	For the nine months ended March 31, 2023
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$461	$748	$1,209	$1	$171	$172
(Release of provision) provision for losses	(62)	52	(10)	—	(26)	(26)
Write-offs	(28)	—	(28)	—	—	—
Recoveries of previously written-off loans	4	—	4	—	—	—
Foreign currency transaction adjustments	(1)	5	4	—	1	1
Other adjustments [a]	—	(2)	(2)	—	—	—
Ending balance	$374	$803	$1,177	$1	$146	$147
Total disbursed loans as of March 31, 2023	$1,232	$28,829	$30,061
Loans committed but not disbursed as of March 31, 2023				$18	$6,283	$6,301
Unamortized deferred loan origination fees, net and other			(151)
Loans at amortized cost			$29,910
_________
a    Other adjustments comprise reserve against interest capitalized.

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Reserve for losses and provision for losses on off-balance sheet guarantees exposures and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the three and nine months ended March 31, 2024 and March 31, 2023 are summarized below:

	For the three months ended March 31, 2024		For the nine months ended March 31, 2024

(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]
Beginning balance	$23	$12	$15	$13
Provision (release of provision) for losses on off-balance sheet credit exposure	4	(4)	12	(4)
Foreign currency transaction adjustments	(2)	—	(2)	(1)
Ending balance	$25	$8	$25	$8

	For the three months ended March 31, 2023		For the nine months ended March 31, 2023

(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]
Beginning balance	$17	$9	$11	$7
(Release of provision) provision for losses on off-balance sheet credit exposure	(1)	1	5	3
Foreign currency transaction adjustments	—	(1)	—	(1)
Ending balance	$16	$9	$16	$9
_________
a    Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
There was no reserve against losses on other receivables as of March 31, 2024 and June 30, 2023. The outstanding balance of other receivables was $10 million and nil as of March 31, 2024 and June 30, 2023, respectively.
Accrued Interest
The accrued interest balances were $932 million and $524 million, as of March 31, 2024 and June 30, 2023, respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off is $1 million for both the three months ended March 31, 2024 and March 31, 2023; $4 million and $6 million for the nine months ended March 31, 2024 and March 31, 2023, respectively.
Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Nonaccruing loans
Loans on which the accrual of interest has been discontinued amounted to $0.9 billion as of March 31, 2024 ($1.1 billion as of June 30, 2023). The interest income on such loans for the three and nine months ended March 31, 2024 and March 31, 2023 is summarized as follows:

	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2024	2023	2024	2023
Interest income not recognized on nonaccruing loans	$22	$31	$81	$103
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	11	25	37	56
There were no loans in nonaccrual status without an individual reserve against losses as of March 31, 2024 and June 30, 2023.

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
The amortized cost of nonaccruing loans as of March 31, 2024 and June 30, 2023 is summarized by geographic region and industry sector as follows:

	March 31, 2024
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$145	$2	$157	$9	$313
Asia and Pacific	60	5	6	—	71
Latin America and the Caribbean, and Europe	196	16	116	6	334
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	88	39	125	—	252
Total disbursed loans [b]	$489	$62	$404	$15	$970
.

	June 30, 2023
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$196	$—	$161	$5	$362
Asia and Pacific	118	7	19	—	144
Latin America and the Caribbean, and Europe	159	12	151	1	323
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	91	74	130	—	295
Total disbursed loans [b]	$564	$93	$461	$6	$1,124
_________
a    Includes all components of amortized cost except unamortized fees. The related unamortized fees are considered insignificant.
b    Includes $61 million reported as debt securities and $128 million reported as loans under Fair Value Option on the Balance Sheet as of March 31, 2024 ($59 million Debt securities and $137 million Fair Value Option loans as of June 30, 2023).

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Past due loans
IFC considers a loan past due when payments have not been made according to its contractual terms. An aging analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows:

	March 31, 2024
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$2,061	$102	$—	$—	$64	$2,227
Financial markets	3,512	167	—	—	2	3,681
Infrastructure and natural resources	1,880	1	5	—	117	2,003
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	7,453	270	5	—	187	7,915
Asia and Pacific
Manufacturing, agribusiness and services	3,143	2	—	—	18	3,163
Financial markets	4,977	—	—	—	4	4,981
Infrastructure and natural resources	1,624	—	—	—	—	1,624
Total Asia and Pacific	9,744	2	—	—	22	9,768
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	4,859	8	56	14	78	5,015
Financial markets	4,893	13	—	—	8	4,914
Infrastructure and natural resources	2,423	—	—	—	27	2,450
Total Latin America and the Caribbean, and Europe	12,175	21	56	14	113	12,379
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	1,468	—	—	15	12	1,495
Financial markets	1,291	16	—	—	21	1,328
Infrastructure and natural resources	1,236	35	—	—	4	1,275
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	3,995	51	—	15	37	4,098
Other
Manufacturing, agribusiness and services	295	5	—	—	—	300
Financial markets	1,142	—	—	—	—	1,142
Total Other	1,437	5	—	—	—	1,442
Total disbursed loans	$34,804	$349	$61	$29	$359	$35,602
Unamortized deferred loan origination fees, net and other						(146)
Loans at amortized cost						$35,456

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2023
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$1,905	$13	$—	$10	$90	$2,018
Financial markets	2,731	5	—	1	—	2,737
Infrastructure and natural resources	1,706	4	—	—	109	1,819
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	6,342	22	—	11	203	6,578
Asia and Pacific
Manufacturing, agribusiness and services	3,022	66	—	—	18	3,106
Financial markets	4,553	—	—	—	5	4,558
Infrastructure and natural resources	1,706	—	—	—	6	1,712
Total Asia and Pacific	9,281	66	—	—	29	9,376
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	3,736	—	25	—	94	3,855
Financial markets	3,987	—	—	—	6	3,993
Infrastructure and natural resources	1,749	—	—	—	26	1,775
Total Latin America and the Caribbean, and Europe	9,472	—	25	—	126	9,623
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	1,222	64	—	—	12	1,298
Financial markets	1,019	—	—	23	33	1,075
Infrastructure and natural resources	1,274	31	—	—	—	1,305
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	3,515	95	—	23	45	3,678
Other
Manufacturing, agribusiness and services	450	5	—	—	—	455
Financial markets	1,534	—	—	—	—	1,534
Total Other	1,984	5	—	—	—	1,989
Total disbursed loans	$30,594	$188	$25	$34	$403	$31,244
Unamortized deferred loan origination fees, net and other						(127)
Loans at amortized cost						$31,117
Certain loans that are 90 days or more past due continue to accrue interest as management anticipates the collection of interest will occur in the near future. Amortized cost of these loans amounted to $5 million as of March 31, 2024 ($9 million as of June 30, 2023).

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong	An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.
CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB		An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.
CR-5	BBB-		An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB		An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-8	BB-		An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-9	B+	Weak	An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-10	B		An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-11	B-		An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.
CR-12	CCC+	Very Weak/ Special Attention	An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.
CR-13	CCC	Very Weak/Substandard	An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.
CR-14	CCC-	Extremely Weak/Doubtful	An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.
CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s definition of default.

INTERNATIONAL FINANCE CORPORATION	Page 52

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
The following table presents the loans disbursed by credit quality indicator based on risk rating and origination year as of March 31, 2024 and June 30, 2023 and gross write-offs for the nine months ended March 31, 2024. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

(US$ in millions)	March 31, 2024
	Loans at Amortized cost basis by Risk class										Gross write-offs
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY24	$—	$120	$2,398	$2,267	$911	$98	$—	$20	$9	$5,823	$—
FY23	—	459	1,966	3,578	2,115	126	106	5	—	8,355	—
FY22	—	364	1,341	2,298	1,326	157	76	30	73	5,665	36
FY21	—	67	1,613	1,966	1,061	8	19	—	8	4,742	—
FY20	69	—	1,058	1,040	222	395	89	160	9	3,042	1
Prior	47	116	1,124	1,588	2,424	406	191	156	546	6,598	53
Total	$116	$1,126	$9,500	$12,737	$8,059	$1,190	$481	$371	$645	$34,225	$90
Revolving loans	—	—	—	1,225	55	20	—	—	18	1,318
Revolving Contracts Converted to Term Contracts	—	—	16	9	34	—	—	—	—	59
Total disbursed loans	$116	$1,126	$9,516	$13,971	$8,148	$1,210	$481	$371	$663	$35,602
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,456

	June 30, 2023
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY23	$—	$590	$1,525	$2,475	$1,559	$72	$20	$4	$—	$6,245
FY22	—	470	1,186	2,255	1,471	143	—	62	—	5,587
FY21	—	66	1,456	2,608	1,409	145	21	—	10	5,715
FY20	69	—	1,129	1,196	586	257	59	91	6	3,393
FY19	—	127	295	832	782	182	18	52	52	2,340
Prior	40	222	885	1,454	2,241	427	166	189	643	6,267
Total	$109	$1,475	$6,476	$10,820	$8,048	$1,226	$284	$398	$711	$29,547
Revolving Loans	—	—	—	1,569	86	—	25	—	—	1,680
Revolving Contracts Converted to Term Contracts	—	—	7	10	—	—	—	—	—	17
Total disbursed loans	$109	$1,475	$6,483	$12,399	$8,134	$1,226	$309	$398	$711	$31,244
Unamortized deferred loan origination fees, net and other										(127)
Loans at amortized cost										$31,117

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, as of March 31, 2024 and June 30, 2023:

	March 31, 2024
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$6	$653	$2,686	$3,462	$536	$266	$108	$198	$7,915
Asia and Pacific	69	584	3,971	2,947	2,109	39	—	4	45	9,768
Latin America and the Caribbean, and Europe	—	61	4,593	5,592	1,185	366	143	254	185	12,379
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	20	231	1,874	1,392	269	72	5	235	4,098
Other	47	455	68	872	—	—	—	—	—	1,442
Total geographic region	$116	$1,126	$9,516	$13,971	$8,148	$1,210	$481	$371	$663	$35,602
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,456

	March 31, 2024
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$116	$320	$4,238	$5,091	$1,359	$562	$85	$95	$334	$12,200
Financial markets	—	745	3,976	7,021	4,092	111	52	11	38	16,046
Infrastructure and natural resources	—	61	1,302	1,859	2,697	537	344	265	287	7,352
Disruptive technologies and funds	—	—	—	—	—	—	—	—	4	4
Total industry sector	$116	$1,126	$9,516	$13,971	$8,148	$1,210	$481	$371	$663	$35,602
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,456

INTERNATIONAL FINANCE CORPORATION	Page 54

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2023
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$25	$394	$1,992	$3,303	$313	$205	$137	$209	$6,578
Asia and Pacific	69	460	3,284	3,250	2,019	192	6	18	78	9,376
Latin America and the Caribbean, and Europe	—	517	2,515	4,255	1,497	356	98	215	170	9,623
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	179	1,537	1,315	365	—	28	254	3,678
Other	40	473	111	1,365	—	—	—	—	—	1,989
Total geographic region	$109	$1,475	$6,483	$12,399	$8,134	$1,226	$309	$398	$711	$31,244
Unamortized deferred loan origination fees, net and other										(127)
Loans at amortized cost										$31,117

	June 30, 2023
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$109	$770	$2,992	$4,147	$1,685	$339	$223	$145	$322	$10,732
Financial markets	—	638	2,626	6,676	3,686	155	28	36	52	13,897
Infrastructure and natural resources	—	67	865	1,576	2,763	732	58	217	333	6,611
Disruptive technologies and funds	—	—	—	—	—	—	—	—	4	4
Total industry sector	$109	$1,475	$6,483	$12,399	$8,134	$1,226	$309	$398	$711	$31,244
Unamortized deferred loan origination fees, net and other										(127)
Loans at amortized cost										$31,117
Modifications for Borrowers Experiencing Financial Difficulties
IFC adopted ASU 2022-02 Financial Instruments - Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures effective July 1, 2023. All related disclosures for the three and nine months ended March 31, 2024 are provided on a prospective basis in accordance with the ASU. These disclosures do not include loan modifications and its effects related to suspension and standstill agreements where principal and interest payments are temporarily suspended. As of March 31, 2024 amortized cost of these loans amounted to $66 million.
Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. For loans at amortized cost, the following table presents information related to modifications for borrowers experiencing financial difficulties, per major modification types (including interest rate reduction, other-than-insignificant payment delay, principal forgiveness, and term extension or a combination of these modifications), by geographic region and industry sector during the three and nine months ended March 31, 2024.

INTERNATIONAL FINANCE CORPORATION	Page 55

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the three months ended March 31, 2024
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Payment Delay	Term Extension and Payment Delay	Total Loan Modifications [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$—	$1	$6	$7	0.3%	$2,227
Total Africa	—	1	6	7	0.1	7,915
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	73	—	—	73	1.5	5,015
Financial markets	—	—	4	4	0.1	4,914
Total Latin America and the Caribbean, and Europe	73	—	4	77	0.6	12,379
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	25	—	25	2.0	1,275
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	25	—	25	0.6	4,098
Total	$73	$26	$10	$109	0.3%	$35,602

INTERNATIONAL FINANCE CORPORATION	Page 56

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the nine months ended March 31, 2024
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Payment Delay	Term Extension and Payment Delay	Total Loan Modification [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$3	$1	$13	$17	0.8%	$2,227
Total Africa	3	1	13	17	0.2	7,915
Asia and Pacific
Manufacturing, agribusiness and services	—	11	—	11	0.3	3,163
Infrastructure and natural resources	—	—	6	6	0.4	1,624
Total Asia and Pacific	—	11	6	17	0.2	9,768
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	73	25	—	98	2.0	5,015
Financial markets	—	—	4	4	0.1	4,914
Infrastructure and natural resources	15	—	5	20	0.8	2,450
Total Latin America and the Caribbean, and Europe	88	25	9	122	1.0	12,379
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	25	—	25	2.0	1,275
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	25	—	25	0.6	4,098
Total	$91	$62	$28	$181	0.5%	$35,602
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
The following table summarizes the financial effect of loan modifications for borrowers experiencing financial difficulty by geographic region and industry sector for the three and nine months ended March 31, 2024.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the three months ended March 31, 2024
(US$ in millions)	Interest Rate Reduction	Term Extension	Principal Forgive-ness	Other than Insignificant Payment Delay
	Weighted Average Interest Rate Reduction %	Weighted Average Months Extended	Principal Forgiven	Amount Delayed	Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	—%	24	$—	$1	11
Infrastructure and natural resources	—	—	3	—	—
Total Africa	—	24	3	1	11
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	8.4	91	—	101	27
Financial markets	—	12	—	4	12
Total Latin America and the Caribbean, and Europe	8.4	103	$—	105	39
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	—	—	4	3
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	—	4	3
Total	8.4%	127	$3	$110	53

	For the nine months ended March 31, 2024
(US$ in millions)	Interest Rate Reduction	Term Extension	Principal Forgive-ness	Other than Insignificant Payment Delay
	Weighted Average Interest Rate Reduction %	Weighted Average Months Extended	Principal Forgiven	Amount Delayed		Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	1.7%	63	$—	$42		44
Infrastructure and natural resources	—	—	3	—		—
Total Africa	1.7	63	3	42		44
Asia and Pacific
Manufacturing, agribusiness and services	—	—	—	8		6
Infrastructure and natural resources	—	36	—	33		36
Total Asia and Pacific	—	36	—	41		42
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	8.4	91	—	106		26
Financial markets	—	12	—	4		12
Infrastructure and natural resources	2.4	152	—	15		190
Total Latin America and the Caribbean, and Europe	10.8	255	$—	125		228
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	—	—	4		3
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	—	4	0	3
Total	12.5%	354	$3	$212		317

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
For loans at amortized cost, the following table presents an aging analysis of loan modifications made for borrowers experiencing financial difficulty from July 1, 2023 through March 31, 2024, presented by geographic region and industry sector as of March 31, 2024.

	March 31, 2024
(US$ in millions)	Current	Up to 30 days past due	Total [a]
Africa
Manufacturing, agribusiness and services	$17	$—	$17
Total Africa	17	—	17
Asia and Pacific
Manufacturing, agribusiness and services	11	—	11
Infrastructure and natural resources	6	—	6
Total Asia and Pacific	17	—	17
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	98	—	98
Financial markets	4	—	4
Infrastructure and natural resources	20	—	20
Total Latin America and the Caribbean, and Europe	122	—	122
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	25	25
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	25	25
Total	$156	$25	$181
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.

For loan modifications made to borrowers experiencing financial difficulty during the three and nine months ended March 31, 2024, there were no loans that had a payment default after the modifications. Payment default is defined as loans that are 60 or more days past due as of March 31, 2024.
Troubled Debt Restructurings Disclosures Prior to the Adoption of ASU 2022-02
The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the three and nine months ended March 31, 2023, that are considered Troubled Debt Restructurings (TDRs), prior to the adoption of ASU 2022-02, as defined by the previous accounting guidance in effect at that time:

	For the Three months ended March 31, 2023		For the nine months ended March 31, 2023
(US$ in millions)	Number of TDRs	Amount	Number of TDRs	Amount
Loans modified as TDRs	4	$108	16	$537
Loan at amortized cost modifications considered TDRs during the three and nine months ended March 31, 2023 are summarized by geographic region and industry sector as follows:

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the Three months ended March 31, 2023
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Loan modifications considered TDRs [a]
Geographic Region
Africa	$5	$—	$—	$5
Asia and Pacific	18	—	—	18
Latin America and the Caribbean, and Europe	—	5	80	85
Total	$23	$5	$80	$108

	For the nine months ended March 31, 2023
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Loan modifications considered TDRs [a]
Geographic Region
Africa	$151	$—	$—	$151
Asia and Pacific	53	9	—	62
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	160	160
Latin America and the Caribbean, and Europe	—	5	159	164
Total	$204	$14	$319	$537
_________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Following is a summary of loans that defaulted during the three and nine months ended March 31, 2023 that had been modified in a troubled debt restructuring within 12 months prior to the date of default:

	For the three months ended March 31,	For the nine months ended March 31,
(US$ in millions, except for number of loans)	2023	2023
Loan amount	$21	$118
Number of Loans	3	10
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables summarizes the amortized cost of collateral dependent loans a by collateral type, geographic region and industry sector as of March 31, 2024 and June 30, 2023:

	March 31, 2024			June 30,2023
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Geographic Region
Africa	$1	$—	$1	$2	$—	$2
Latin America and the Caribbean, and Europe	7	5	12	3	6	9
Total	$8	$5	$13	$5	$6	$11

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	March 31, 2024			June 30,2023
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Industry Sector
Manufacturing, agribusiness and services	$4	$—	$4	$3	$—	$3
Financial markets	—	5	5	—	6	6
Infrastructure and natural resources	4	—	4	2	—	2
Total	$8	$5	$13	$5	$6	$11

_________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed as of March 31, 2024 totaled $6.0 billion ($5.1 billion as of June 30, 2023). Guarantees of $4.9 billion were outstanding (i.e., not called) as of March 31, 2024 ($4.4 billion as of June 30, 2023). These amounts represent the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees and are not included in IFC’s condensed consolidated balance sheet.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES
Income from debt securities, including net realized gains on debt securities and associated derivatives for the three and nine months ended March 31, 2024 and March 31, 2023 comprises the following:

	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2024	2023	2024	2023
Interest income	$196	$82	$578	$279
Dividends	—	—	—	1
Net realized (losses) gains on debt securities and associated derivatives [a]	(2)	(1)	11	69
Total income from debt securities, including realized gains on debt securities and associated derivatives	$194	$81	$589	$349
___________
a    Includes realized losses and gains on debt securities under the Fair Value Option. $4 million and $6 million losses for the three and nine months ended March 31, 2024 ($0 and $4 million gains for the three and nine months ended March 31, 2023).
Debt securities accounted for as available-for-sale as of March 31, 2024 and June 30, 2023 comprise:

	March 31, 2024
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$975	$1	$(120)	$(21)	$835
Preferred shares	28	1	(9)	(3)	17
Asset-backed securities	131	3	(2)	—	132
Total	$1,134	$5	$(131)	$(24)	$984
___________
a    Includes net foreign exchange losses of $117 million as of March 31, 2024.

	June 30, 2023
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$1,304	$16	$(194)	$(13)	$1,113
Preferred shares	28	1	(1)	(8)	20
Asset-backed securities	300	2	(62)	—	240
Total	$1,632	$19	$(257)	$(21)	$1,373
___________
a    Includes net foreign exchange losses of $221 million as of June 30, 2023.
The table below presents the amortized cost, unrealized losses, and fair value of available-for-sale debt securities that are in an unrealized loss position without credit losses aggregated by major security type as of March 31, 2024 and June 30, 2023. The reserve for credit losses is not included herein and is presented separately in the reserve for credit losses on debt securities roll-forward table.

	March 31, 2024			June 30, 2023
(US$ in millions)	Amortized Costs	Unrealized Losses [a]	Fair value	Amortized Costs	Unrealized Losses [a]	Fair value
Corporate debt securities	$623	$(112)	$511	$857	$(194)	$663
Preferred shares	20	(9)	11	9	(1)	8
Asset-backed securities	11	(2)	9	225	(62)	163
Total	$654	$(123)	$531	$1,091	$(257)	$834
___________
a    Includes net foreign exchange losses of $107 million as of March 31, 2024 and $217 million as of June 30, 2023.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The following table shows the unrealized losses and fair value of available-for-sale debt securities as of March 31, 2024 and June 30, 2023 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:

	March 31, 2024
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$4	$—	$507	$(112)	$511	$(112)
Preferred shares	3	(7)	8	(2)	11	(9)
Asset-backed securities	—	—	9	(2)	9	(2)
Total	$7	$(7)	$524	$(116)	$531	$(123)

	June 30, 2023
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$—	$—	$663	$(194)	$663	$(194)
Preferred shares	7	—	1	(1)	8	(1)
Asset-backed securities	—	—	163	(62)	163	(62)
Total	$7	$—	$827	$(257)	$834	$(257)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign exchange rates. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where the issuer is not expected to make all contractual principal and interest payments.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where IFC does not expect to recover the cost basis of these securities.
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allow IFC to receive payments that depend primarily on cash flow from those assets.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The tables below present a roll-forward by major security type for the three and nine months ended March 31, 2024 and March 31, 2023 of the reserve for credit losses on debt securities accounted for as available-for-sale held at the period end:

	For the three months ended March 31, 2024			For the nine months ended March 31, 2024
(US$ in millions)	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$15	$3	$18	$13	$8	$21
Provision (release of provision) for losses	6	—	6	8	(5)	3
Ending balance	$21	$3	$24	$21	$3	$24

(US$ in millions)	For the three months ended March 31, 2023			For the nine months ended March 31, 2023
	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$14	$8	$22	$11	$3	$14
Provision for losses	—	—	—	3	5	8
Ending balance	$14	$8	$22	$14	$8	$22
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $61 million as of March 31, 2024 ($59 million as of June 30, 2023).
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the three and nine months ended March 31, 2024 and March 31, 2023 comprises the following:

	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2024	2023	2024	2023
Unrealized gains (losses) on equity investments and associated derivatives [a]	$16	$171	$(186)	$(95)
Realized (losses) gains on equity investments and associated derivatives, net	(2)	24	173	83
Gains (losses) on equity investments and associated derivatives, net	14	195	(13)	(12)
Dividends	11	23	74	85
Custody, fees and other	4	2	10	4
Total income from equity investments and associated derivatives	$29	$220	$71	$77
_________
a    Includes unrealized gains and losses related to equity securities still held as of March 31, 2024, net gains of $123 million and $159 million, respectively, for the three and nine months ended March 31, 2024 (net gains of $140 million and $33 million for the three and nine months ended March 31, 2023).
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $5.6 billion as of March 31, 2024 ($5.2 billion as of June 30, 2023). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain. As of March 31, 2024, the maximum unfunded commitments subject to capital calls for these funds were $2.0 billion ($1.6 billion as of June 30, 2023). As of March 31, 2024, IFC invested $486 million ($505 million as of June 30, 2023) as a limited partner in funds managed by AMC. Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below:

(US$ in millions)	Funding Mechanism for Technical Assistance and Advisory Services	Creating Markets Advisory Window	Small and Medium Enterprise Ventures	Total Designated Retained Earnings
As of June 30, 2022	$78	$207	$13	$298
Year ended June 30, 2023
Designations of retained earnings	6	—	—	6
Expenditures against designated retained earnings	(36)	(46)	(1)	(83)
As of June 30, 2023	$48	$161	$12	$221
Nine months ended March 31, 2024
Designations of retained earnings	60	—	—	60
Expenditures against designated retained earnings	(21)	(32)	—	(53)
As of March 31, 2024	$87	$129	$12	$228
On August 3, 2023 the Board of Directors approved a designation of $60 million to Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation was approved by the Board of Governors on October 13, 2023.
Accumulated other comprehensive income
The components of accumulated other comprehensive income as of March 31, 2024 and June 30, 2023 are summarized as follows:

(US$ in millions)	March 31, 2024	June 30, 2023
Net unrealized losses on available-for-sale debt securities	$(126)	$(238)
Net unrealized gains on borrowings at fair value under the Fair Value Option due to changes in instrument-specific credit risk	462	340
Unrecognized net actuarial gains and unrecognized prior service costs on benefit plans	521	530
Total accumulated other comprehensive income	$857	$632

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2024 and March 31, 2023 comprise:

	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2024	2023	2024	2023
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans under the Fair Value Option	$35	$(30)	$88	$(37)
Unrealized gains (losses) on derivatives associated with loans	35	(19)	(123)	192
Unrealized gains (losses) on debt securities under the Fair Value Option	130	(38)	287	(109)
Unrealized gains (losses) on derivatives associated with debt securities	9	(100)	(14)	13
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	209	(187)	238	59
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains (losses) on market borrowings accounted for at fair value	310	(1,040)	(765)	(7)
Unrealized (losses) gains on derivatives associated with market borrowings	(276)	941	701	(87)
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	1	(4)	(3)	3
Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	35	(103)	(67)	(91)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	$244	$(290)	$171	$(32)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as accounting hedges under ASC Topic 815.
The following table summarizes IFC's use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk Management purposes:
Investments [a]	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency risk and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset/liability management	Currency swaps and interest rate swaps	Manage currency risk and duration of IFC's equity
Other purposes:
Client operations	Currency swaps, currency forward contracts and interest rate swaps	Assist clients in managing risks
––––––––
a Excludes options and warrant agreements that are accounted for as derivatives associated with IFC's equity investments.
The fair value of derivative instrument assets and liabilities by risk type as of March 31, 2024 and June 30, 2023 is summarized as follows:

(US$ in millions)	March 31, 2024	June 30, 2023
Derivative assets
Interest rate	$675	$843
Foreign exchange	313	225
Interest rate and currency	1,838	4,465
Equity	99	124
Credit and other	35	65
Total derivative assets	$2,960	$5,722
Derivative liabilities
Interest rate	$2,098	$2,245
Foreign exchange	53	217
Interest rate and currency	5,338	8,706
Equity	13	10
Credit and other	3	17
Total derivative liabilities	$7,505	$11,195

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES (continued)
The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three and nine months ended March 31, 2024 and March 31, 2023 is summarized as follows:

(US$ in millions)		Three months ended March 31,		Nine months ended March 31,
Derivative risk category	Condensed Consolidated Statement of Operations location	2024	2023	2024	2023
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$28	$15	$73	$31
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	10	8	31	12
	Income (loss) from liquid asset trading activities	23	(23)	(25)	17
	Charges on borrowings	(175)	(139)	(517)	(248)
	Other income	2	5	18	16
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(171)	251	31	(83)
Foreign exchange	Income (loss) from liquid asset trading activities	689	97	614	(189)
	Foreign currency transaction gains (losses) on non-trading activities	3	(11)	1	(14)
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	1	3	(1)	4
Interest rate and currency	Income (loss) from loans and guarantees, including realized gains and losses on loans and associated derivatives	5	53	13	(4)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(7)	(71)	(39)	(97)
	Income (loss) from liquid asset trading activities	112	(36)	94	(233)
	Charges on borrowings	(213)	(150)	(613)	(178)
	Foreign currency transaction (losses) gains on non-trading activities	(626)	(55)	(193)	(149)
	Other income	2	1	3	2
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(56)	559	550	183
Equity related contracts	Gains (losses) from equity investments and associated derivatives	8	17	(28)	26
	Net unrealized losses on non-trading financial instruments accounted for at fair value	—	—	—	(1)
Credit and other	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(7)	10	(16)	16
	Total	$(372)	$534	$(4)	$(889)
The income related to each derivative risk category includes realized and unrealized gains and losses.
As of March 31, 2024, the outstanding volume, measured by U.S. dollar equivalent notional, of interest rate contracts was $69.9 billion ($74.5 billion as of June 30, 2023), foreign exchange contracts was $16.9 billion ($20.7 billion as of June 30, 2023) and interest rate and currency contracts was $57.7 billion ($53.6 billion as of June 30, 2023).
As of March 31, 2024, there were 119 derivative instrument contracts related to IFC’s equity investment portfolio and 30 other derivative contracts recognized as derivative assets or liabilities under ASC Topic 815 (129 equity and 27 other derivative contracts as of June 30, 2023).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. IFC categorizes its financial instruments into three levels based on the established fair value hierarchy. For more information regarding the fair value hierarchy and how IFC measures fair value, see Note A – Summary of Significant Accounting Policies in the June 30, 2023 audited financial statements. Readers are cautioned in using these data for purposes of evaluating the financial condition of IFC as the fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio as of March 31, 2024. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads as of March 31, 2024.
For the following instruments, the significant unobservable inputs and its relationship to the fair valuation movement are listed below:

Instrument	Significant Unobservable Input	Increase in Unobservable Input Results In
IFC Local Currency Borrowings	IFC Yield Curve	Decrease in Fair Value
Interest Rate Swaps (hedging loans and liquid assets)	Yield Curve Points	Increase in Fair Value
Interest Rate Swaps (hedging borrowings)	Yield Curve Points	Decrease in Fair Value
Currency Swaps (hedging loans and liquid assets)	Yield Curve and Exchange Rates	Increase in Fair Value
Currency Swaps (hedging borrowings)	Yield Curve and Exchange Rates	Decrease in Fair Value
Debt Securities and Loans	Discount Rates, Credit Default Spreads	Decrease in Fair Value
	Valuation Multiple, Recovery Rates	Increase in Fair Value
Equity Securities and Equity Related Derivatives	Cost of equity, discounts for lack of marketability, weighted average cost of capital	Decrease in Fair Value
	Growth rates, return on assets, perpetual growth rates, EV/EBITDA, price to book value and other valuation multiples and volatilities	Increase in Fair Value
The methodologies used and key assumptions made to estimate fair values as of March 31, 2024 and June 30, 2023, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using executable or indicative dealer quotes from the market and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
There were no liquid assets classified as Level 3 as of March 31, 2024 and June 30, 2023.
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of March 31, 2024 and as of June 30, 2023 are presented below.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

March 31, 2024
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$13	Discount rate	10.7 - 16.0	12.5
	Market comparables	82	Valuation multiples [a]
	Recent transactions	140
	Other techniques	19
Total preferred shares		254
Other debt securities	Discounted cash flows	7,880	Credit default swap spreads	0.1 - 13.9	2.6
			Expected recovery rates	0.0 - 90.0	46.4
	Recent transactions	1,533
	Other techniques	415
Total other debt securities		9,828
Total		$10,082
________
a    Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.

June 30, 2023
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$15	Discount rate	10.6 - 16.0	12.0
	Market comparables	44	Valuation multiples [a]
	Recent transactions	121
	Other techniques	28
Total preferred shares		208
Other debt securities	Discounted cash flows	5,886	Credit default swap spreads	0.4 - 20.2	3.3
			Expected recovery rates	0.0 - 75.0	44.7
	Recent transactions	1,825
	Other techniques	411
Total other debt securities		8,122
Total		$8,330
________
a    Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of March 31, 2024, IFC had bond issuances with a total fair value of $86 million classified as level 3 in Azerbaijani manat, Bangaladeshi taka, Jamaican dollar and Uzbekistan sum where the significant unobservable inputs were yield curve data ($228 million as of June 30, 2023). As of March 31, 2024, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 8.2% (7.3% as of June 30, 2023) and the effective interest rate on short-term borrowings carried at amortized cost was 5.5% (4.1% as of June 30, 2023).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of March 31, 2024 and June 30, 2023 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

(US$ in millions)	March 31, 2024
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$1	Volatilities	24.5 - 28.1	24.8
	Variable strike price options	85	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	119	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(8)	Yield curve points, exchange rates
Total		$197
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

(US$ in millions)	June 30, 2023
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$1	Volatilities	28.1 - 44.3	44.3
	Variable strike price options	113	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	74	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(10)	Yield curve points, exchange rates
Total		$178
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, price to book and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of March 31, 2024 and June 30, 2023 are presented below.

(US$ in millions)		March 31, 2024
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$418	Cost of equity (%)	11.3 - 34.4	14.8
Institutions			Asset growth rate (%)	(9.2) - 56.6	8.1
			Return on assets (%)	(0.6) - 8.7	1.8
			Perpetual growth rate (%)	3.0 - 15.0	5.5
	Market comparables	466	Price to book value	0.3 - 8.0	4.1
			EV/Sales	2.1 - 11.9	9.0
			Other valuation multiples [a]
	Listed price (adjusted)	222	Discount for lack of marketability (%)	20.0 - 30.0	27.6
	Recent transactions	523
	Other techniques	122
	Associated options [b]	46
Total banking and other financial institutions		1,797
Funds	Recent transactions	106
	Other techniques	74
Total funds		180
Others	Discounted cash flows	852	Weighted average cost of capital (%)	7.7 - 30.0	11.5
			Cost of equity (%)	10.8 - 23.9	15.0
	Market comparables	637	EV/Sales	0.7 - 19.1	5.6
			EV/EBITDA	4.2 - 22.5	12.9
			Price to book value	0.6 - 2.1	1.5
			Other valuation multiples [a]
	Recent transactions	619
	Other techniques	85
	Associated options [b]	98
Total others		2,291
Total		$4,268
_________
a    Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)		June 30, 2023
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$517	Cost of equity (%)	11.0 - 26.0	13.7
Institutions			Asset growth rate (%)	(1.5) - 56.6	8.6
			Return on assets (%)	0.3 - 8.7	2.0
			Perpetual growth rate (%)	2.5 - 13.0	5.2
	Market comparables	400	Price to book value	0.3 - 1.5	1.3
			EV/Sales	1.5 - 15.4	9.6
			Other valuation multiples [a]
	Listed price (adjusted)	199	Discount for lack of marketability (%)	*	35.0
	Recent transactions	380
	Other techniques	180
	Associated options [b]	31
Total banking and other financial institutions		1,707
Funds	Recent transactions	106
	Other techniques	53
Total funds		159
Others	Discounted cash flows	896	Weighted average cost of capital (%)	7.2 - 29.8	11.5
			Cost of equity (%)	9.7 - 25.5	14.9
	Market comparables	746	EV/Sales	0.7 - 20.3	4.2
			EV/EBITDA	4.2 - 22.0	14.0
			Price to book value	0.6 - 2.4	1.8
			Other valuation multiples [a]
	Recent transactions	521
	Other techniques	81
	Associated options [b]	91
Total others		2,335
Total		$4,201
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments as of March 31, 2024 and June 30, 2023 are summarized below:

	March 31, 2024			June 30, 2023
(US$ in millions)	Carrying value		Fair value	Carrying value		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$40,196		$40,196	$47,478		$47,478
Investments:
Loans at amortized cost, net of reserve against losses	34,296		35,511	29,908		30,369
Loans accounted for at fair value under the Fair Value Option	1,840		1,840	1,506		1,506
Total loans	36,136		37,351	31,414		31,875
Equity investments accounted for at fair value	11,086	[a]	11,083	10,778	[a]	10,776
Debt securities accounted for at fair value as available-for-sale	984		984	1,373		1,373
Debt securities accounted for at fair value under the Fair Value Option	9,965		9,965	7,937		7,937
Total debt securities	10,949		10,949	9,310		9,310
Total investments	$58,171		$59,383	$51,502		$51,961
Derivative assets:
Borrowings-related	367		367	2,795		2,795
Liquid asset portfolio-related and other	446		446	433		433
Investment-related	1,716		1,716	1,977		1,977
Client risk management-related	431		431	517		517
Total derivative assets	$2,960		$2,960	$5,722		$5,722
Other investment-related financial assets	—		3	—		3
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$2,878		$2,878	$6,631		$6,631
Market, IBRD, IDA and other borrowings outstanding	54,846		54,846	52,443		52,433
Derivative liabilities:
Borrowings-related	6,685		6,685	10,032		10,032
Liquid asset portfolio-related and other	68		68	241		241
Investment-related	411		411	523		523
Client risk management-related	341		341	399		399
Total derivative liabilities	$7,505		$7,505	$11,195		$11,195
_________
a    Includes equity investments primarily accounted for under the cost recovery method of $3 million as of March 31, 2024 ($2 million as of June 30, 2023) where no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $41 million as of March 31, 2024 ($39 million as of June 30, 2023). Fair values of loan commitments are based on present value of loan commitment fees.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement: The following tables provide information as of March 31, 2024 and June 30, 2023, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis.

	March 31, 2024
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$536	$—	$536
Trading securities:
Asset-backed securities	—	4,953	—	4,953
Corporate debt securities [b]	—	3,478	—	3,478
Government obligations	16,927	3,535	—	20,462
Total trading securities	16,927	11,966	—	28,893
Loans	—	—	1,835	1,835
Loans measured at net asset value [c]				5
Total Loans (outstanding principal balance $1,888)	—	—	1,835	1,840
Equity investments:
Banking and other financial institutions	478	173	1,797	2,448
Funds	—	13	180	193
Others	553	—	2,291	2,844
Equity investments measured at net asset value [c]				5,598
Total equity investments	1,031	186	4,268	11,083
Debt securities:
Corporate debt securities	—	2,101	7,115	9,216
Preferred shares	—	—	254	254
Asset-backed securities	—	54	878	932
Debt securities measured at net asset value [c]				547
Total debt securities	—	2,155	8,247	10,949
Derivative assets:
Interest rate	—	675	—	675
Foreign exchange	—	313	—	313
Interest rate and currency	—	1,719	119	1,838
Equity and other	—	—	99	99
Credit and Other derivative contracts	—	35	—	35
Total derivative assets	—	2,742	218	2,960
Total assets at fair value	$17,958	$17,585	$14,568	$56,261
Borrowings:
Structured bonds	$—	$4,085	$—	$4,085
Unstructured bonds	—	48,337	86	48,423
Total borrowings (outstanding principal balance $60,038)[d]	—	52,422	86	52,508
Derivative liabilities:
Interest rate	—	2,098	—	2,098
Foreign exchange	—	53	—	53
Interest rate and currency	—	5,330	8	5,338
Equity and other	—	—	13	13
Credit and Other derivative contracts	—	3		3
Total derivative liabilities	—	7,484	21	7,505
Total liabilities at fair value	$—	$59,906	$107	$60,013
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $6.0 billion, with a fair value of $2.0 billion as of March 31, 2024.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2023
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$2,467	$—	$2,467
Trading securities:
Asset-backed securities	—	5,232	—	5,232
Corporate debt securities [b]	—	4,022	—	4,022
Government obligations	17,042	4,724	—	21,766
Total trading securities	17,042	13,978	—	31,020
Loans	—	—	1,488	1,488
Loans measured at net asset value [c]				18
Total Loans (outstanding principal balance $1,642)	—	—	1,488	1,506
Equity investments:
Banking and other financial institutions	662	17	1,707	2,386
Funds	—	16	159	175
Others	681	1	2,335	3,017
Equity investments measured at net asset value [c]				5,198
Total equity investments	1,343	34	4,201	10,776
Debt securities:
Corporate debt securities	—	1,839	5,911	7,750
Preferred shares	—	—	208	208
Asset-backed securities	—	55	723	778
Debt securities measured at net asset value [c]				574
Total debt securities	—	1,894	6,842	9,310
Derivative assets:
Interest rate	—	843	—	843
Foreign exchange	—	225	—	225
Interest rate and currency	—	4,391	74	4,465
Equity and other	—	—	124	124
Credit and Other derivative contracts	—	65	—	65
Total derivative assets	—	5,524	198	5,722
Total assets at fair value	$18,385	$23,897	$12,729	$60,801
Borrowings:
Structured bonds	$—	$4,073	$—	$4,073
Unstructured bonds	—	44,815	228	45,043
Total borrowings (outstanding principal balance $57,108) [d]	—	48,888	228	49,116
Derivative liabilities:
Interest rate	—	2,245	—	2,245
Foreign exchange	—	217	—	217
Interest rate and currency	—	8,696	10	8,706
Equity and other	—	—	10	10
Credit and Other derivative contracts	—	17	—	17
Total derivative liabilities	—	11,175	20	11,195
Total liabilities at fair value	$—	$60,063	$248	$60,311
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.8 billion, with a fair value of $1.8 billion as of June 30, 2023.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2024 and March 31, 2023.

	For the three months ended March 31, 2024
(US$ in millions)	Balance January 1, 2024	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance March 31, 2024	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	OCI
Loans	$1,569	$25	$—	$241	$—	$—	$1,835	$24	$—
Equity investments:
Banking and other financial institutions	1,736	40	—	33	—	(12)	1,797	71	—
Funds	343	15	—	(178)	—	—	180	15	—
Others	2,278	(50)	—	63	—	—	2,291	(67)	—
Total equity investments	4,357	5	—	(82)	—	(12)	4,268	19	—
Debt securities:
Corporate debt securities	7,359	20	13	67	172	(516)	7,115	(11)	4
Preferred shares	244	3	(1)	8	—	—	254	3	(1)
Asset-backed securities	745	3	2	128	—	—	878	3	2
Total debt securities	8,348	26	14	203	172	(516)	8,247	(5)	5
Derivative assets:
Interest rate and currency	106	(3)	—	19	—	(3)	119	18	—
Equity and other	90	9	—	—	—	—	99	4	—
Total derivative assets	196	6	—	19	—	(3)	218	22	—
Total assets at fair value	$14,470	$62	$14	$381	$172	$(531)	$14,568	$60	$5
Borrowings:
Unstructured bonds	$(138)	$6	$—	$(6)	$—	$52	$(86)	$6	$—
Total borrowings	(138)	6	—	(6)	—	52	(86)	6	—
Derivative liabilities:
Interest rate and currency	(15)	(3)	—	4	—	6	(8)	(2)	—
Equity and other	(11)	(1)	—	(1)	—	—	(13)	(1)	—
Total derivative liabilities	(26)	(4)	—	3	—	6	(21)	(3)	—
Total liabilities at fair value	$(164)	$2	$—	$(3)	$—	$58	$(107)	$3	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2024.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2024 beginning balance as of March 31, 2024.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the nine months ended March 31, 2024
(US$ in millions)	Balance July 1, 2023	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance March 31, 2024	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	OCI
Loans	$1,488	$87	$—	$260	$—	$—	$1,835	$73	$—
Equity investments:
Banking and other financial institutions	1,707	32	—	58	12	(12)	1,797	44	—
Funds	159	16	—	5	—	—	180	18	—
Others	2,335	(76)	—	57	4	(29)	2,291	(155)	—
Total equity investments	4,201	(28)	—	120	16	(41)	4,268	(93)	—
Debt securities:
Corporate debt securities	5,911	64	55	1,145	736	(796)	7,115	71	20
Preferred shares	208	30	(9)	25	—	—	254	19	(7)
Asset-backed securities	723	(69)	61	163	—	—	878	(6)	(1)
Total debt securities	6,842	25	107	1,333	736	(796)	8,247	84	12
Derivative assets:
Interest rate and currency	74	21	—	36	—	(12)	119	58	—
Equity and other	124	(16)	—	(9)	—	—	99	3	—
Total derivative assets	198	5	—	27	—	(12)	218	61	—
Total assets at fair value	$12,729	$89	$107	$1,740	$752	$(849)	$14,568	$125	$12
Borrowings:
Unstructured bonds	$(228)	$13	$—	$(35)	$—	$164	$(86)	$13	$—
Total borrowings	(228)	13	—	(35)	—	164	(86)	13	—
Derivative liabilities:
Interest rate and currency	(10)	(9)	—	(2)	—	13	(8)	(6)	—
Equity and other	(10)	(3)	—	—	—	—	(13)	(3)	—
Total derivative liabilities	(20)	(12)	—	(2)	—	13	(21)	(9)	—
Total liabilities at fair value	$(248)	$1	$—	$(37)	$—	$177	$(107)	$4	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2024.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2023 beginning balance as of March 31, 2024.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended March 31, 2023
(US$ in millions)	Balance January 1, 2023	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance March 31, 2023	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	OCI
Trading securities:
Asset-backed securities	$68	$—	$—	$(12)	$—	$(56)	$—	$—	$—
Total trading securities	68	—	—	(12)	—	(56)	—	—	—
Loans	1,458	(18)	—	(25)	—	—	1,415	(19)	—
Equity investments:
Banking and other financial institutions	1,624	37	—	9	12	—	1,682	36	—
Funds	67	8	—	2	—	—	77	8	—
Others	2,462	74	—	(116)	—	—	2,420	17	—
Total equity investments	4,153	119	—	(105)	12	—	4,179	61	—
Debt securities:
Corporate debt securities	5,007	13	18	320	171	(258)	5,271	14	17
Preferred shares	173	(19)	(1)	70	—	—	223	(19)	(1)
Asset-backed securities	763	2	—	(49)	—	—	716	2	—
Total debt securities	5,943	(4)	17	341	171	(258)	6,210	(3)	16
Derivative assets:
Interest rate and currency	73	3	—	5	—	(8)	73	10	—
Equity and other	87	17	—	2	—	—	106	17	—
Total derivative assets	160	20	—	7	—	(8)	179	27	—
Total assets at fair value	$11,782	$117	$17	$206	$183	$(322)	$11,983	$66	$16
Borrowings:
Unstructured bonds	$(146)	$(3)	$—	$(73)	$—	$29	$(193)	$(3)	$—
Total borrowings	(146)	(3)	—	(73)	—	29	(193)	(3)	—
Derivative liabilities:
Interest rate and currency	(24)	1	—	(1)	—	11	(13)	(2)	—
Equity and other	(5)	—	—	(3)	—	—	(8)	—	—
Total derivative liabilities	(29)	1	—	(4)	—	11	(21)	(2)	—
Total liabilities at fair value	$(175)	$(2)	$—	$(77)	$—	$40	$(214)	$(5)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2023.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2023 beginning balance as of March 31, 2023.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the nine months ended March 31, 2023
(US$ in millions)	Balance July 1, 2022	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance March 31, 2023	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	OCI
Trading securities:
Asset-backed securities	$—	$1	$—	$55	$—	$(56)	$—	$—	$—
Corporate debt securities	7	—	—	—	—	(7)	—	—	—
Government and agency obligations	172	(1)	—	97	—	(268)	—	—	—
Total trading securities	179	—	—	152	—	(331)	—	—	—
Loans	1,303	(10)	—	122	—	—	1,415	(20)	—
Equity investments:
Banking and other financial institutions	1,573	(5)	—	102	29	(17)	1,682	(10)	—
Funds	43	8	—	26	—	—	77	8	—
Others	2,448	60	—	(135)	47	—	2,420	(53)	—
Total equity investments	4,064	63	—	(7)	76	(17)	4,179	(55)	—
Debt securities:
Corporate debt securities	4,070	(167)	95	1,528	240	(495)	5,271	26	4
Preferred shares	184	43	(55)	51	—	—	223	(26)	(5)
Asset-backed securities	817	(7)	9	(103)	—	—	716	2	12
Total debt securities	5,071	(131)	49	1,476	240	(495)	6,210	2	11
Derivative assets:
Interest rate and currency	35	—	—	46	9	(17)	73	63	—
Equity and other	77	30	—	(1)	—	—	106	34	—
Total derivative assets	112	30	—	45	9	(17)	179	97	—
Total assets at fair value	$10,729	$(48)	$49	$1,788	$325	$(860)	$11,983	$24	$11
Borrowings:
Unstructured bonds	$(232)	$(9)	$1	$(93)	$—	$140	$(193)	$(9)	$1
Total borrowings	(232)	(9)	1	(93)	—	140	(193)	(9)	1
Derivative liabilities:
Interest rate and currency	(34)	13	—	(3)	(4)	15	(13)	(5)	—
Equity and other	(4)	(4)	—	—	—	—	(8)	(4)	—
Total derivative liabilities	(38)	9	—	(3)	(4)	15	(21)	(9)	—
Total liabilities at fair value	$(270)	$—	$1	$(96)	$(4)	$155	$(214)	$(18)	$1
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2023.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2022 beginning balance as of March 31, 2023.

INTERNATIONAL FINANCE CORPORATION	Page 80

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2024 and March 31, 2023.

	For the three months ended March 31, 2024
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Loans	$—	$—	$263	$(22)	$241
Equity investments:
Banking and other financial institutions	43	(2)	—	(8)	33
Funds	40	—	—	(218)	(178)
Others	80	(22)	—	5	63
Total equity investments	163	(24)	—	(221)	(82)
Debt securities:
Corporate debt securities	263	—	—	(196)	67
Preferred shares	10	—	—	(2)	8
Asset-backed securities	191	—	—	(63)	128
Total debt securities	464	—	—	(261)	203
Derivative assets:
Interest rate and currency	—	—	15	4	19
Equity and other	—	—	—	—	—
Total derivative assets	—	—	15	4	19
Total assets at fair value	$627	$(24)	$278	$(500)	$381
Borrowings:
Unstructured Bonds	$—	$—	$(6)	$—	$(6)
Total Borrowings	—	—	(6)	—	(6)
Derivative liabilities:
Interest rate and currency	—	—	—	4	4
Equity and other	—	—	—	(1)	(1)
Total derivative liabilities	—	—	—	3	3
Total liabilities at fair value	$—	$—	$(6)	$3	$(3)

INTERNATIONAL FINANCE CORPORATION	Page 81

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the nine months ended March 31, 2024
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Loans	$—	$—	$440	$(180)	$260
Equity investments:
Banking and other financial institutions	90	(23)	—	(9)	58
Funds	142	—	—	(137)	5
Others	365	(321)	—	13	57
Total equity investments	597	(344)	—	(133)	120
Debt securities:
Corporate debt securities	1,685	—	—	(540)	1,145
Preferred shares	33	(1)	—	(7)	25
Asset-backed securities	339	—	—	(176)	163
Total debt securities	2,057	(1)	—	(723)	1,333
Derivative assets:
Interest rate and currency	—	—	35	1	36
Equity and other	—	—	—	(9)	(9)
Total derivative assets	—	—	35	(8)	27
Total assets at fair value	$2,654	$(345)	$475	$(1,044)	$1,740
Borrowings:
Unstructured Bonds	$—	$—	$(35)	$—	$(35)
Total Borrowings	—	—	(35)	—	(35)
Derivative liabilities:
Interest rate and currency	—	—	(3)	1	(2)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(3)	1	(2)
Total liabilities at fair value	$—	$—	$(38)	$1	$(37)

INTERNATIONAL FINANCE CORPORATION	Page 82

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended March 31, 2023
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$(12)	$(12)
Total trading securities	—	—	—	(12)	(12)
Loans	—	—	13	(38)	(25)
Equity investments:
Banking and other financial institutions	22	(11)	—	(2)	9
Funds	4	—	—	(2)	2
Others	25	(143)	—	2	(116)
Total equity investments	51	(154)	—	(2)	(105)
Debt securities:
Corporate debt securities	381	—	—	(61)	320
Preferred shares	47	—	—	23	70
Asset-backed securities	—	—	—	(49)	(49)
Total debt securities	428	—	—	(87)	341
Derivative assets:
Interest rate and currency	—	—	5	—	5
Equity and other	—	—	—	2	2
Total derivative assets	—	—	5	2	7
Total assets at fair value	$479	$(154)	$18	$(137)	$206
Borrowings:
Unstructured Bonds	$—	$—	$(73)	$—	$(73)
Total Borrowings	—	—	(73)	—	(73)
Derivative liabilities:
Interest rate and currency	—	—	(1)	—	(1)
Equity and other	—	—	—	(3)	(3)
Total derivative liabilities	—	—	(1)	(3)	(4)
Total liabilities at fair value	$—	$—	$(74)	$(3)	$(77)

INTERNATIONAL FINANCE CORPORATION	Page 83

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the nine months ended March 31, 2023
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$67	$—	$—	$(12)	$55
Government and agency obligations	97	—	—	—	97
Total trading securities	164	—	—	(12)	152
Loans	—	(37)	270	(111)	122
Equity investments:
Banking and other financial institutions	115	(26)	—	13	102
Funds	51	(1)	—	(24)	26
Others	151	(303)	—	17	(135)
Total equity investments	317	(330)	—	6	(7)
Debt securities:
Corporate debt securities	2,073	—	—	(545)	1,528
Preferred shares	112	(78)	—	17	51
Asset-backed securities	100	—	—	(203)	(103)
Total debt securities	2,285	(78)	—	(731)	1,476
Derivative assets:
Interest rate and currency	—	—	45	1	46
Equity and other	—	—	—	(1)	(1)
Total derivative assets	—	—	45	—	45
Total assets at fair value	$2,766	$(445)	$315	$(848)	$1,788
Borrowings:
Unstructured Bonds	$—	$—	$(93)	$—	$(93)
Total Borrowings	—	—	(93)	—	(93)
Derivative liabilities:
Interest rate and currency	—	—	(4)	1	(3)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(4)	1	(3)
Total liabilities at fair value	$—	$—	$(97)	$1	$(96)
The following table summarizes the line items on the condensed consolidated statements of operations where gains and losses are reported by major types of financial assets and financial liabilities:

Instruments	Line item on the condensed consolidated statements of operations
Trading securities	Income from liquid asset trading activities
Loans	Income from Loans and guarantees including realized gains and losses on loans and associated derivatives
Equity investments	Income from equity investments and associated derivatives
Debt securities	Income from debt securities and realized gains and losses on debt securities and associated derivatives
Non-trading financial instruments	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value

INTERNATIONAL FINANCE CORPORATION	Page 84

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING
For management purposes, IFC’s business comprises three segments: investment services, treasury services, and upstream and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Upstream and advisory services includes providing advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and upstream and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Upstream and advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and upstream and advisory services segments are detailed in Notes D, C, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three and nine months ended March 31, 2024 and March 31, 2023, is provided below:

	For the three months ended March 31, 2024
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$860	$—	$—	$860
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(3)	—	—	(3)
Income from equity investments and associated derivatives	29	—	—	29
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	194	—	—	194
Provision for losses on available-for-sale debt securities	(6)	—	—	(6)
Income from liquid asset trading activities	—	455	—	455
Charges on borrowings	(583)	(369)	—	(952)
Upstream and advisory services income	—	—	62	62
Service fees and other income	98	—	—	98
Administrative expenses	(303)	(12)	(40)	(355)
Upstream and advisory services expenses	—	—	(77)	(77)
Other, net	4	1	3	8
Foreign currency transaction losses on non-trading activities	(27)	—	—	(27)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	263	75	(52)	286
Net unrealized gains on non-trading financial instruments accounted for at fair value	209	35	—	244
Net income (loss)	$472	$110	$(52)	$530

INTERNATIONAL FINANCE CORPORATION	Page 85

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	For the nine months ended March 31, 2024
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$2,385	$—	$—	$2,385
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(33)	—	—	(33)
Income from equity investments and associated derivatives	71	—	—	71
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	589	—	—	589
Provision for losses on available-for-sale debt securities	(3)	—	—	(3)
Income from liquid asset trading activities	—	1,938	—	1,938
Charges on borrowings	(1,680)	(1,223)	—	(2,903)
Upstream and advisory services income	—	—	180	180
Service fees and other income	244	—	—	244
Administrative expenses	(900)	(37)	(118)	(1,055)
Upstream and advisory services expenses	—	—	(216)	(216)
Other, net	13	2	7	22
Foreign currency transaction losses on non-trading activities	(137)	—	—	(137)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	549	680	(147)	1,082
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	238	(67)	—	171
Net income (loss)	$787	$613	$(147)	$1,253

INTERNATIONAL FINANCE CORPORATION	Page 86

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	For the three months ended March 31, 2023
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$691	$—	$—	$691
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	23	—	—	23
Income from equity investments and associated derivatives	220	—	—	220
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	81	—	—	81
Provision for losses on available-for-sale debt securities	—	—	—	—
Income from liquid asset trading activities	—	690	—	690
Charges on borrowings	(410)	(373)	—	(783)
Upstream and Advisory services income	—	—	63	63
Service fees and other income	90	—	—	90
Administrative expenses	(315)	(16)	(29)	(360)
Upstream and Advisory services expenses	—	—	(69)	(69)
Other, net	(5)	1	2	(2)
Foreign currency transaction (losses) gains on non-trading activities	(10)	—	—	(10)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	365	302	(33)	634
Net unrealized losses on non-trading financial instruments accounted for at fair value	(187)	(103)	—	(290)
Net income (loss)	$178	$199	$(33)	$344

INTERNATIONAL FINANCE CORPORATION	Page 87

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	For the nine months ended March 31, 2023
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,644	$—	$—	$1,644
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	28	—	—	28
Income from equity investments and associated derivatives	77	—	—	77
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	349	—	—	349
Provision for losses on available-for-sale debt securities	(8)	—	—	(8)
Income from liquid asset trading activities	—	1,123	—	1,123
Charges on borrowings	(907)	(826)	—	(1,733)
Upstream and Advisory services income	—	—	170	170
Service fees and other income	199	—	—	199
Administrative expenses	(939)	(39)	(86)	(1,064)
Upstream and Advisory services expenses	—	—	(203)	(203)
Other, net	11	2	6	19
Foreign currency transaction (losses) gains on non-trading activities	(66)	—	—	(66)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	388	260	(113)	535
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	59	(91)	—	(32)
Net income (loss)	$447	$169	$(113)	$503
.

INTERNATIONAL FINANCE CORPORATION	Page 88

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 232 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests as of March 31, 2024 (227 investments as of June 30, 2023).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements.
IFC’s maximum exposure to loss as a result of its investments in these VIEs was $6.6 billion as of March 31, 2024 ($5.3 billion as of June 30, 2023). IFC’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on IFC’s condensed consolidated balance sheet (maximum funded exposure) but also potential losses associated with undisbursed commitments (maximum unfunded exposure). The maximum funded exposure represents the balance sheet carrying value of IFC’s investment in the VIE and reflects the initial amount of cash invested in the VIE, adjusted for principal payments received, increases or declines in fair value and any impairment in value recognized in earnings. The maximum exposure of unfunded positions represents the remaining committed but undisbursed amount.
The carrying values and the maximum exposure of IFC’s investment in these VIEs as of March 31, 2024 and June 30, 2023 are as follows:

Nonconsolidated VIEs	March 31, 2024		June 30, 2023
	Carrying Value	Maximum Exposure	Carrying Value	Maximum Exposure
(US$ in millions)
Assets:
Investments
Loans [a]	$1,213	$1,346	$1,355	$1,527
Equity Investments	2,318	3,456	1,399	2,426
Debt Securities	1,783	1,847	1,333	1,408
Liabilities:
Derivative Liabilities [b]	$(65)	$(65)	$(89)	$(89)
Other Off-Balance Sheet Arrangements:
Guarantees	Not Applicable	$56	Not Applicable	$55
_________
a    The presented carrying value of the loans does not include the associated loan loss reserve of $60 million and $63 million as of March 31, 2024 and June 30, 2023, respectively.
b    Represents Client Risk Management arrangements.
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $109 million are included in “Receivables and other assets” on IFC's condensed consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION	Page 89

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE N – UPSTREAM AND ADVISORY
IFC continues to address increasingly complex development challenges and is enhancing its creating markets strategy by undertaking both Upstream and Advisory activities. Specifically, IFC provides advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. IFC also works in collaboration with the World Bank to provide policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA eligible countries and FCS. IFC funds this business line by a combination of cash received from IFC shareholders’ development agencies and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of March 31, 2024, other assets included undisbursed donor funds of $581 million ($574 million as of June 30, 2023) and IFC’s advisory services funding of $329 million ($327 million as of June 30, 2023). Included in other liabilities as of March 31, 2024 is $581 million ($574 million as of June 30, 2023) of refundable undisbursed donor funds.
Upstream and advisory services expenses for the three and nine months ended March 31, 2024 amounted to $77 million and $216 million, respectively, ($69 million and $203 million as of March 31, 2023), including $53 million and $163 million, respectively, for the three and nine months ended March 31, 2024 sourced from government and other development partners ($53 million and $161 million as of March 31, 2023). The funds received from government and other development partners were also recognized as advisory services income in IFC’s condensed consolidated statements of operations.
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) (collectively “the Pension Plans”) that cover substantially all WBG employees, retirees and their beneficiaries.
The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.
IFC uses a June 30th measurement date for its pension and other post-retirement benefit plans.
All costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are substantially shared with IDA based on an agreed cost-sharing methodology. IDA, IFC, and MIGA reimburse IBRD for their proportionate share of any contributions made to the plans by IBRD. Contributions to the Pension Plans are calculated as a percentage of salary.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2024 and March 31, 2023. For the three and nine months ended March 31, 2024 and March 31, 2023, the service costs of $51 million and $153 million, ($64 million and $191 million) are included in “Administrative expenses”, respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other, net” in the condensed consolidated statement of operations.

	For the three months ended
	March 31, 2024				March 31, 2023
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Pension Plan Benefit costs
Service cost	$36	$8	$7	$51	$45	$10	$9	$64
Other components:
Interest cost	63	10	8	81	59	9	8	76
Expected return on plan assets	(74)	(14)	—	(88)	(72)	(14)	—	(86)
Amortization of unrecognized prior service cost	1	—	—	1	—	1	—	1
Amortization of unrecognized net actuarial gains	—	(4)	—	(4)	—	(2)	—	(2)
Sub total	(10)	(8)	8	(10)	(13)	(6)	8	(11)
Net periodic pension cost	$26	$—	$15	$41	$32	$4	$17	$53

INTERNATIONAL FINANCE CORPORATION	Page 90

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	For the nine months ended
	March 31, 2024				March 31, 2023
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Pension Plan Benefit costs
Service cost	$106	$25	$22	$153	$134	$31	$26	$191
Other components:
Interest cost	190	28	25	243	177	28	24	229
Expected return on plan assets	(219)	(43)	—	(262)	(217)	(42)	—	(259)
Amortization of unrecognized prior service cost	1	—	1	2	1	2	1	4
Amortization of unrecognized net actuarial gains	—	(11)	—	(11)	—	(5)	—	(5)
Sub total	(28)	(26)	26	(28)	(39)	(17)	25	(31)
Net periodic pension cost	$78	$(1)	$48	$125	$95	$14	$51	$160

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $199 million and derivative liabilities of $393 million as of March 31, 2024, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

(US$ in millions)	March 31, 2024
	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount
Derivative assets	$4,359	[a]	$2,679	$218	[c]	$1,462
Total assets	$4,359		$2,679	$218		$1,462

(US$ in millions)	March 31, 2024
	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Liabilities			Financial instruments	Collateral pledged	Net amount
Derivative liabilities	$9,043	[b]	$2,679	$4,659	$1,705
Repurchase and securities lending agreements	2,679		2,674	—	5
Total liabilities	$11,722		$5,353	$4,659	$1,710

INTERNATIONAL FINANCE CORPORATION	Page 91

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

(US$ in millions)	June 30, 2023
	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount
Derivative assets	$6,853	[a]	$5,474	$169	[c]	$1,210
Total assets	$6,853		$5,474	$169		$1,210

(US$ in millions)	June 30, 2023
	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Liabilities			Financial instruments	Collateral pledged	Net amount
Derivative liabilities	$12,283	[b]	$5,474	$5,159	$1,650
Repurchase and securities lending agreements	6,483		6,476	—	7
Total liabilities	$18,766		$11,950	$5,159	$1,657
_________
a    Includes accrued income of $1.4 billion and $1.1 billion as of March 31, 2024 and June 30, 2023, respectively.
b    Includes accrued charges of $1.5 billion and $1.1 billion as of March 31, 2024 and June 30, 2023, respectively.
c    Includes cash collateral of $218 million and $168 million as of March 31, 2024 and June 30, 2023, respectively. The remaining amounts of collateral received consist of off-balance-sheet U.S. Treasury securities reported in the above table at fair value.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (ISDA) Agreements. ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (CSA) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to-market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. Since October 2023, IFC started posting securities as collateral. IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of March 31, 2024 and June 30, 2023, no collateral was rehypothecated under securities lending agreements. The table below summarizes IFC's collateral pledged and received under CSAs as of March 31, 2024, and June 30, 2023:

(US$ in millions)	March 31, 2024	June 30, 2023
Cash collateral received	$226	$185
Securities collateral received (fair value)	—	1
Cash collateral pledged	1,466	5,170
Trading securities pledged (fair value)	3,296	—
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $152 million as of March 31, 2024 ($93 million as of June 30, 2023). As of March 31, 2024, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $113 million would be required to be posted against net liability positions with counterparties as of March 31, 2024 ($78 million as of June 30, 2023).

INTERNATIONAL FINANCE CORPORATION	Page 92

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. IFC had no securities held as collateral under these master netting agreements as of March 31, 2024 and June 30, 2023.
The following table presents an analysis of IFC’s repurchase agreements by (1) class of collateral pledged and (2) their remaining contractual maturity as of March 31, 2024 and June 30, 2023:

	Remaining Contractual Maturity of the Agreements – March 31, 2024
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$28	$1,727	$786	$138	$2,679
Total Repurchase agreements	$28	$1,727	$786	$138	$2,679
	plus cash collateral payable				226
	less accrued interest on cash collateral and repos, net				(27)
	Securities sold under repurchase agreements and payable for cash collateral received				$2,878

	Remaining Contractual Maturity of the Agreements – June 30, 2023
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$1,479	$3,530	$1,474	$6,483
Total Repurchase agreements	$—	$1,479	$3,530	$1,474	$6,483
	plus cash collateral payable				185
	less accrued interest on cash collateral and repos, net				(37)
	Securities sold under repurchase agreements and payable for cash collateral received				$6,631
As of both March 31, 2024 and June 30, 2023, IFC has no repurchase-to-maturity transactions nor securities lending transactions outstanding.
NOTE Q – CONTINGENCIES
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

Quarter Ending Date
September 30, 2023
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
24_04XXXXX	AUD	49,600,000	33,807,360	3.64	18-Jul-23
24_08XXXXX	AUD	25,000,000	16,987,500	3.64	27-Jul-23
24_09XXXXX	AUD	25,000,000	16,322,500	3.64	03-Aug-23
24_13XXXXX	AUD	25,000,000	16,307,500	3.64	11-Aug-23
24_14XXXXX	AUD	50,000,000	32,490,000	3.15	14-Aug-23
24_15XXXXX	AUD	50,000,000	32,355,000	4.45	15-Aug-23
24_20XXXXX	AUD	25,000,000	16,012,500	1.25	21-Aug-23
24_21XXXXX	AUD	550,000,000	352,825,000	4.40	23-Aug-23
24_27XXXXX	AUD	150,000,000	96,420,000	3.15	25-Aug-23
24_25XXXXX	AUD	50,000,000	32,040,000	3.64	28-Aug-23
24_28XXXXX	AUD	25,000,000	16,020,000	1.25	28-Aug-23
24_29XXXXX	AUD	50,000,000	32,160,000	4.45	29-Aug-23
24_32XXXXX	AUD	75,000,000	48,067,500	1.25	13-Sep-23
24_35XXXXX	AUD	75,000,000	48,322,500	3.64	14-Sep-23
24_38XXXXX	AUD	50,000,000	32,045,000	1.25	21-Sep-23
	Sum Of Notional	1,274,600,000	822,182,360
24_30XXXXX	AZN	17,000,000	10,000,000	6.00	06-Sep-23
24_37XXXXX	AZN	18,700,000	11,000,000	6.00	20-Sep-23
	Sum Of Notional	35,700,000	21,000,000
24_18XXXXX	CAD	1,000,000,000	739,371,534	4.50	21-Aug-23
	Sum Of Notional	1,000,000,000	739,371,534
24_02XXXXX	CLP	8,600,000,000	10,598,704	7.52	14-Jul-23
	Sum Of Notional	8,600,000,000	10,598,704
24_39XXXXX	CNY	652,000,000	89,264,933	3.00	22-Sep-23
	Sum Of Notional	652,000,000	89,264,933
23_165XXXX	COP	75,000,000,000	18,110,999	6.50	05-Jul-23
24_17XXXXX	COP	600,000,000,000	146,452,195	—	16-Aug-23
	Sum Of Notional	675,000,000,000	164,563,194
24_05XXXXX	GBP	600,000,000	769,920,000	5.50	24-Jul-23
24_26XXXXX	GBP	100,000,000	126,850,000	5.50	24-Aug-23
	Sum Of Notional	700,000,000	896,770,000
24_10XXXXX	HKD	300,000,000	38,415,981	4.65	04-Aug-23
24_19XXXXX	HKD	120,000,000	15,310,321	4.60	22-Aug-23
24_31XXXXX	HKD	90,000,000	11,489,924	4.32	11-Sep-23
24_33XXXXX	HKD	300,000,000	38,339,883	4.43	13-Sep-23
	Sum Of Notional	810,000,000	103,556,109
24_11XXXXX	KRW	8,300,000,000	6,346,973	2.90	07-Aug-23
24_16XXXXX	KRW	49,700,000,000	37,162,352	2.90	16-Aug-23
24_23XXXXX	KRW	49,000,000,000	36,540,576	2.90	23-Aug-23
	Sum Of Notional	107,000,000,000	80,049,901

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
23_166XXXX	USD	50,000,000	50,000,000	4.55	07-Jul-23
24_03XXXXX	USD	2,000,000,000	2,000,000,000	4.50	13-Jul-23
24_07XXXXX	USD	100,000,000	100,000,000	4.23	26-Jul-23
24_12XXXXX	USD	12,000,000	12,000,000	5.10	09-Aug-23
24_22XXXXX	USD	100,000,000	100,000,000	5.49	22-Aug-23
24_34XXXXX	USD	30,000,000	30,000,000	4.50	13-Sep-23
24_36XXXXX	USD	10,000,000	10,000,000	5.03	19-Sep-23
	Sum Of Notional	2,302,000,000	2,302,000,000
24_06XXXXX	UZS	100,000,000,000	8,602,210	14.25	26-Jul-23
	Sum Of Notional	100,000,000,000	8,602,210
23_167XXXX	ZAR	250,000,000	13,854,829	9.75	14-Jul-23
24_01XXXXX	ZAR	100,000,000	5,541,932	5.90	14-Jul-23
24_24XXXXX	ZAR	100,000,000	5,338,287	5.90	23-Aug-23
	Sum Of Notional	450,000,000	24,735,048
24_652XXXX	ZMW	193,200,000	9,757,576	10.50	28-Aug-23
	Sum Of Notional	193,200,000	9,757,576

TOTAL NEW MARKET BORROWINGS			5,272,451,569

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
14_08XXXXX	AUD	200,000,000	128,100,000	4.25	21-Aug-23
14_28XXXXX	AUD	125,000,000	80,062,500	4.25	21-Aug-23
14_42XXXXX	AUD	150,000,000	96,075,000	4.25	21-Aug-23
19_61XXXXX	AUD	300,000,000	192,150,000	4.25	21-Aug-23
20_171XXXX	AUD	150,000,000	96,075,000	4.25	21-Aug-23
22_04XXXXX	AUD	50,000,000	32,025,000	4.25	21-Aug-23
22_14XXXXX	AUD	300,000,000	192,150,000	4.25	21-Aug-23
22_24XXXXX	AUD	200,000,000	128,100,000	4.25	21-Aug-23
22_48XXXXX	AUD	50,000,000	32,025,000	4.25	21-Aug-23
22_75XXXXX	AUD	50,000,000	32,025,000	4.25	21-Aug-23
	Sum Of Notional	1,575,000,000	1,008,787,500
19_16XXXXX	BRL	12,000,000	2,510,697	6.00	24-Jul-23
20_19XXXXX	BRL	8,000,000	1,606,345	4.00	22-Aug-23
	Sum Of Notional	20,000,000	4,117,042
19_14XXXXX	CAD	500,000,000	379,333,890	2.38	19-Jul-23
	Sum Of Notional	500,000,000	379,333,890
23_06XXXXX	CLP	10,910,000,000	13,442,251	9.25	13-Jul-23
	Sum Of Notional	10,910,000,000	13,442,251

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
21_07XXXXX	CNY	35,000,000	4,889,976	1.25	28-Jul-23
21_195XXXX	CNY	635,000,000	86,937,475	2.20	01-Sep-23
21_161XXXX	CNY	830,000,000	113,764,863	2.55	18-Sep-23
21_219XXXX	CNY	120,000,000	16,447,932	2.55	18-Sep-23
21_36XXXXX	CNY	250,000,000	34,266,525	2.55	18-Sep-23
21_97XXXXX	CNY	200,000,000	27,413,220	2.55	18-Sep-23
22_138XXXX	CNY	250,000,000	34,266,525	2.55	18-Sep-23
22_140XXXX	CNY	200,000,000	27,413,220	2.55	18-Sep-23
	Sum Of Notional	2,520,000,000	345,399,736
23_03XXXXX	DOP	431,000,000	7,692,308	7.00	18-Jul-23
23_14XXXXX	DOP	295,000,000	5,265,036	7.00	18-Jul-23
	Sum Of Notional	726,000,000	12,957,344
22_40XXXXX	GEL	34,200,000	12,713,755	7.30	22-Sep-23
	Sum Of Notional	34,200,000	12,713,755
22_22XXXXX	HKD	300,000,000	38,246,037	0.14	31-Aug-23
	Sum Of Notional	300,000,000	38,246,037
15_115_B1X	JPY	400,000,000	2,885,274	5.00	14-Jul-23
15_78_B1XX	JPY	100,000,000	723,275	4.00	18-Jul-23
22_119_B1X	JPY	366,000,000	2,581,191	2.35	21-Jul-23
22_71_B1XX	JPY	209,000,000	1,473,959	2.05	21-Jul-23
19_21XXXXX	JPY	1,333,000,000	9,445,527	0.10	24-Jul-23
21_182_B1X	JPY	503,000,000	3,564,216	1.75	24-Jul-23
22_142_B1X	JPY	318,000,000	2,253,322	2.32	24-Jul-23
23_08_B1XX	JPY	511,000,000	3,620,903	2.24	24-Jul-23
23_04_B1XX	JPY	100,000,000	712,225	4.10	26-Jul-23
21_178_B1X	JPY	727,000,000	5,110,541	1.50	31-Jul-23
15_78_B2XX	JPY	200,000,000	1,401,100	4.00	01-Aug-23
21_153_B1X	JPY	2,846,000,000	19,625,556	2.65	14-Aug-23
23_15_B1XX	JPY	627,000,000	4,323,691	2.13	14-Aug-23
21_155_B1X	JPY	341,000,000	2,336,657	2.60	21-Aug-23
21_203_B1X	JPY	578,000,000	3,960,667	1.95	21-Aug-23
23_19_B1XX	JPY	528,000,000	3,618,049	2.20	21-Aug-23
22_95_B1XX	JPY	287,000,000	1,969,869	2.10	22-Aug-23
21_136_B1X	JPY	795,000,000	5,416,085	1.60	29-Aug-23
23_20_B1XX	JPY	100,000,000	680,758	6.00	11-Sep-23
	Sum Of Notional	10,869,000,000	75,702,865
19_519XXXX	KZT	659,769,257	1,486,971	8.30	18-Jul-23
	Sum Of Notional	659,769,257	1,486,971
14_04XXXXX	MXN	1,087,120,000	63,506,863	0.50	15-Aug-23
	Sum Of Notional	1,087,120,000	63,506,863

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_57XXXXX	NZD	600,000,000	352,950,000	2.63	07-Sep-23
20_24XXXXX	NZD	300,000,000	176,475,000	2.63	07-Sep-23
	Sum Of Notional	900,000,000	529,425,000
18_718_1XX	PHP	165,641,920	2,922,044	6.34	20-Sep-23
	Sum Of Notional	165,641,920	2,922,044
19_25XXXXX	TRY	52,630,000	2,016,595	5.00	10-Jul-23
19_29XXXXX	TRY	250,000,000	9,270,074	16.00	01-Aug-23
	Sum Of Notional	302,630,000	11,286,669
19_31XXXXX	USD	2,000,000,000	2,000,000,000	2.88	31-Jul-23
21_156_B1X	USD	1,190,000	1,190,000	2.60	21-Aug-23
22_19XXXXX	USD	120,000,000	120,000,000	0.26	25-Sep-23
22_42XXXXX	USD	25,000,000	25,000,000	0.23	27-Sep-23
	Sum Of Notional	2,146,190,000	2,146,190,000
20_05XXXXX	ZAR	70,000,000	3,904,550	4.90	19-Jul-23
21_18XXXXX	ZAR	240,000,000	12,640,694	3.40	14-Aug-23
	Sum Of Notional	310,000,000	16,545,244

TOTAL MATURED MARKET BORROWINGS			4,662,063,211

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	43,226,289	43,226,289	1.84	15-Sep-23
	Sum Of Notional	43,226,289	43,226,289

TOTAL MATURED IBRD AND IDA BORROWINGS			43,226,289

Net decrease in Short-term Borrowings for the quarter ended September 30, 2023			40,362,366

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

Quarter Ending Date
December 31, 2023
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
24_41XXXXX	AUD	50,000,000	31,735,000	3.64	05-Oct-23
24_42XXXXX	AUD	150,000,000	95,415,000	1.50	06-Oct-23
24_43XXXXX	AUD	50,000,000	31,805,000	1.50	06-Oct-23
24_44XXXXX	AUD	50,000,000	32,087,500	4.45	11-Oct-23
24_45XXXXX	AUD	300,000,000	189,450,000	4.60	19-Oct-23
24_57XXXXX	AUD	100,000,000	65,610,000	1.25	05-Dec-23
24_60XXXXX	AUD	700,000,000	462,420,000	4.60	08-Dec-23
24_62XXXXX	AUD	50,000,000	32,945,000	1.25	12-Dec-23
	Sum Of Notional	1,450,000,000	941,467,500
24_54XXXXX	CNY	537,000,000	73,669,120	2.45	14-Nov-23
	Sum Of Notional	537,000,000	73,669,120
24_40XXXXX	EUR	10,000,000	10,540,000	3.80	02-Oct-23
	Sum Of Notional	10,000,000	10,540,000
24_58XXXXX	GBP	650,000,000	820,430,000	4.50	05-Dec-23
	Sum Of Notional	650,000,000	820,430,000
24_51XXXXX	HKD	100,000,000	12,794,841	4.50	08-Nov-23
	Sum Of Notional	100,000,000	12,794,841
24_653XXXX	KZT	9,136,600,000	19,892,012	13.65	27-Nov-23
24_654XXXX	KZT	4,111,470,000	8,951,405	13.90	27-Nov-23
	Sum Of Notional	13,248,070,000	28,843,417
24_63XXXXX	NZD	500,000,000	311,750,000	4.88	19-Dec-23
	Sum Of Notional	500,000,000	311,750,000
24_52XXXXX	SEK	500,000,000	45,997,102	1.13	13-Nov-23
24_64XXXXX	SEK	2,000,000,000	195,604,761	1.25	18-Dec-23
	Sum Of Notional	2,500,000,000	241,601,863
24_46XXXXX	USD	100,000,000	100,000,000	5.49	24-Oct-23
24_49XXXXX	USD	150,000,000	150,000,000	5.33	26-Oct-23
24_47XXXXX	USD	50,000,000	50,000,000	6.13	27-Oct-23
24_50XXXXX	USD	100,000,000	100,000,000	5.45	06-Nov-23
24_53XXXXX	USD	25,000,000	25,000,000	5.12	13-Nov-23
24_55XXXXX	USD	50,000,000	50,000,000	4.50	27-Nov-23
24_56XXXXX	USD	50,000,000	50,000,000	5.10	04-Dec-23
24_59XXXXX	USD	1,500,000,000	1,500,000,000	4.38	06-Dec-23
24_61XXXXX	USD	50,000,000	50,000,000	5.10	12-Dec-23
	Sum Of Notional	2,075,000,000	2,075,000,000
24_48XXXXX	ZAR	100,000,000	5,221,851	5.90	25-Oct-23
	Sum Of Notional	100,000,000	5,221,851
24_655XXXX	ZMW	234,000,000	9,590,164	18.00	12-Dec-23
	Sum Of Notional	234,000,000	9,590,164

TOTAL NEW MARKET BORROWINGS			4,530,908,756

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
21_78XXXXX	BRL	62,000,000	12,630,249	—	24-Nov-23
22_30XXXXX	BRL	18,000,000	3,666,847	—	24-Nov-23
	Sum Of Notional	80,000,000	16,297,096
22_102XXXX	CNY	350,000,000	48,765,196	2.86	13-Dec-23
	Sum Of Notional	350,000,000	48,765,196
19_518XXXX	CRC	809,714,286	1,544,888	8.44	18-Dec-23
	Sum Of Notional	809,714,286	1,544,888
22_144XXXX	DOP	275,000,000	4,844,534	6.30	03-Nov-23
	Sum Of Notional	275,000,000	4,844,534
19_112XXXX	EUR	10,000,000	10,923,000	0.08	20-Nov-23
	Sum Of Notional	10,000,000	10,923,000
19_05XXXXX	GBP	350,000,000	447,002,500	1.25	15-Dec-23
19_100XXXX	GBP	150,000,000	191,572,500	1.25	15-Dec-23
20_43XXXXX	GBP	100,000,000	127,715,000	1.25	15-Dec-23
	Sum Of Notional	600,000,000	766,290,000
22_117XXXX	GEL	40,000,000	14,858,841	7.50	18-Oct-23
22_131XXXX	GEL	45,000,000	16,716,196	7.50	18-Oct-23
22_59XXXXX	GEL	5,000,000	1,857,355	7.50	18-Oct-23
22_76XXXXX	GEL	50,000,000	18,573,551	7.50	18-Oct-23
	Sum Of Notional	140,000,000	52,005,943
23_43XXXXX	HKD	100,000,000	12,782,330	3.69	17-Oct-23
	Sum Of Notional	100,000,000	12,782,330
22_80XXXXX	HUF	18,000,000,000	50,765,716	2.63	09-Nov-23
22_74XXXXX	HUF	25,000,000,000	71,780,295	2.75	24-Nov-23
22_83XXXXX	HUF	7,000,000,000	20,098,483	2.75	24-Nov-23
	Sum Of Notional	50,000,000,000	142,644,494
19_554XXXX	IDR	2,000,000,000,000	127,100,000	8.00	10-Oct-23
	Sum Of Notional	2,000,000,000,000	127,100,000
15_148_B1X	JPY	300,000,000	2,025,180	6.36	01-Dec-23
	Sum Of Notional	300,000,000	2,025,180
22_549XXXX	LKR	90,918,180	278,101	8.00	15-Dec-23
	Sum Of Notional	90,918,180	278,101
17_87XXXXX	MXN	195,150,000	10,774,327	—	05-Oct-23
	Sum Of Notional	195,150,000	10,774,327
22_62XXXXX	RON	100,000,000	21,250,598	2.91	27-Oct-23
	Sum Of Notional	100,000,000	21,250,598
19_119XXXX	TRY	17,000,000	587,869	12.00	04-Dec-23
19_140XXXX	TRY	27,000,000	933,674	12.00	04-Dec-23
19_162XXXX	TRY	20,000,000	691,611	12.00	04-Dec-23
19_185XXXX	TRY	16,000,000	553,289	12.00	04-Dec-23
19_212XXXX	TRY	16,000,000	553,289	12.00	04-Dec-23
	Sum Of Notional	96,000,000	3,319,732

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_84XXXXX	USD	100,000,000	100,000,000	3.06	04-Oct-23
22_64XXXXX	USD	150,000,000	150,000,000	0.39	20-Oct-23
21_55XXXXX	USD	55,000,000	55,000,000	0.31	27-Oct-23
23_47_B1XX	USD	100,000,000	100,000,000	5.03	03-Nov-23
21_62XXXXX	USD	25,000,000	25,000,000	0.29	06-Nov-23
21_80XXXXX	USD	150,000,000	150,000,000	0.30	24-Nov-23
22_92XXXXX	USD	25,000,000	25,000,000	0.61	24-Nov-23
23_66XXXXX	USD	30,000,000	30,000,000	4.80	08-Dec-23
22_101XXXX	USD	5,000,000	5,000,000	0.67	13-Dec-23
14_40XXXXX	USD	5,000,000	5,000,000	0.50	19-Dec-23
19_583_1XX	USD	5,000,000	5,000,000	6.75	26-Dec-23
19_618XXXX	USD	5,000,000	5,000,000	6.42	26-Dec-23
19_632XXXX	USD	5,000,000	5,000,000	6.48	26-Dec-23
19_652XXXX	USD	5,000,000	5,000,000	6.56	26-Dec-23
	Sum Of Notional	665,000,000	665,000,000
22_58XXXXX	UYU	175,000,000	4,379,927	6.25	18-Oct-23
	Sum Of Notional	175,000,000	4,379,927
22_81XXXXX	UZS	321,000,000,000	26,161,156	10.15	16-Nov-23
	Sum Of Notional	321,000,000,000	26,161,156

TOTAL MATURED MARKET BORROWINGS			1,916,386,502

Net decrease in Short-term Borrowings for the quarter ended December 31, 2023			536,602,911

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

Quarter Ending Date
March 31, 2024
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
24_66XXXXX	AUD	200,000,000	133,690,000	3.64	08-Jan-24
24_74XXXXX	AUD	50,000,000	32,485,000	3.64	08-Feb-24
24_75XXXXX	AUD	50,000,000	32,555,000	4.40	09-Feb-24
24_82XXXXX	AUD	50,000,000	32,900,000	4.40	22-Feb-24
24_86XXXXX	AUD	50,000,000	32,490,000	3.64	29-Feb-24
24_90XXXXX	AUD	75,000,000	49,575,000	3.64	21-Mar-24
	Sum Of Notional	475,000,000	313,695,000
24_656XXXX	BDT	660,000,000	6,013,667	10.50	28-Feb-24
	Sum Of Notional	660,000,000	6,013,667
24_79XXXXX	DOP	500,000,000	8,504,124	7.50	26-Feb-24
	Sum Of Notional	500,000,000	8,504,124
24_89XXXXX	EUR	75,000,000	81,705,000	3.36	07-Mar-24
	Sum Of Notional	75,000,000	81,705,000
24_73XXXXX	GBP	50,000,000	62,770,000	4.50	06-Feb-24
24_78XXXXX	GBP	75,000,000	94,492,500	4.50	16-Feb-24
24_83XXXXX	GBP	50,000,000	63,475,000	4.50	26-Feb-24
24_87XXXXX	GBP	75,000,000	95,085,000	4.50	05-Mar-24
24_88XXXXX	GBP	30,000,000	38,169,000	5.50	06-Mar-24
	Sum Of Notional	280,000,000	353,991,500
24_72XXXXX	MXN	200,000,000	11,731,237	7.75	02-Feb-24
24_76XXXXX	MXN	1,750,000,000	102,480,317	—	15-Feb-24
	Sum Of Notional	1,950,000,000	114,211,554
24_91XXXXX	NOK	2,000,000,000	186,643,772	4.00	26-Mar-24
	Sum Of Notional	2,000,000,000	186,643,772
24_65XXXXX	USD	50,000,000	50,000,000	4.00	08-Jan-24
24_68XXXXX	USD	50,000,000	50,000,000	4.05	10-Jan-24
24_67XXXXX	USD	25,000,000	25,000,000	4.50	12-Jan-24
24_69YYYYY	USD	50,000,000	50,000,000	4.07	16-Jan-24
24_71XXXXX	USD	5,000,000	5,000,000	4.60	29-Jan-24
24_77XXXXX	USD	100,000,000	100,000,000	4.30	16-Feb-24
24_81XXXXX	USD	50,000,000	50,000,000	4.91	21-Feb-24
24_80XXXXX	USD	50,000,000	50,000,000	4.43	22-Feb-24
24_84XXXXX	USD	25,000,000	25,000,000	4.65	29-Feb-24
24_92XXXXX	USD	50,000,000	50,000,000	4.38	27-Mar-24
	Sum Of Notional	455,000,000	455,000,000
24_70XXXXX	ZAR	1,000,000,000	52,246,877	9.00	22-Jan-24
24_85XXXXX	ZAR	500,000,000	26,106,457	8.25	27-Feb-24
	Sum Of Notional	1,500,000,000	78,353,334

TOTAL NEW MARKET BORROWINGS			1,598,117,951

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
23_600_1XX	AZN	4,372,740	2,572,200	6.00	16-Jan-24
23_600_2XX	AZN	4,129,810	2,429,300	6.00	16-Jan-24
	Sum Of Notional	8,502,550	5,001,500
19_149XXXX	BRL	12,000,000	2,467,892	5.40	16-Jan-24
19_189XXXX	BRL	200,000,000	40,373,862	7.00	14-Feb-24
	Sum Of Notional	212,000,000	42,841,754
21_104XXXX	COP	50,000,000,000	12,810,659	2.90	16-Jan-24
21_214XXXX	COP	50,000,000,000	12,810,658	2.90	16-Jan-24
	Sum Of Notional	100,000,000,000	25,621,317
23_24XXXXX	HKD	500,000,000	63,934,940	3.15	08-Mar-24
23_25XXXXX	HKD	500,000,000	63,917,776	3.16	13-Mar-24
23_26XXXXX	HKD	500,000,000	63,917,776	3.16	13-Mar-24
23_27XXXXX	HKD	500,000,000	63,917,776	3.17	13-Mar-24
23_28XXXXX	HKD	500,000,000	63,924,314	3.16	14-Mar-24
23_29XXXXX	HKD	500,000,000	63,924,314	3.17	14-Mar-24
23_30XXXXX	HKD	500,000,000	63,924,314	3.16	14-Mar-24
23_31XXXXX	HKD	500,000,000	63,921,862	3.11	15-Mar-24
23_32XXXXX	HKD	500,000,000	63,921,862	3.11	15-Mar-24
23_34XXXXX	HKD	300,000,000	38,364,398	3.12	18-Mar-24
	Sum Of Notional	4,800,000,000	613,669,332
21_220_B1X	JPY	500,000,000	3,470,415	0.10	09-Jan-24
22_15_B1XX	JPY	500,000,000	3,328,119	2.43	20-Feb-24
	Sum Of Notional	1,000,000,000	6,798,534
19_519XXXX	KZT	659,769,257	1,460,781	8.30	18-Jan-24
23_104XXXX	KZT	4,500,000,000	10,002,112	13.00	16-Feb-24
	Sum Of Notional	5,159,769,257	11,462,893
21_142_B1X	MXN	960,000,000	55,995,450	5.02	19-Jan-24
17_175XXXX	MXN	1,000,000,000	58,656,187	7.25	02-Feb-24
18_168XXXX	MXN	850,000,000	49,857,759	7.25	02-Feb-24
18_330XXXX	MXN	250,000,000	14,664,046	7.25	02-Feb-24
18_43XXXXX	MXN	150,000,000	8,798,428	7.25	02-Feb-24
19_53XXXXX	MXN	250,000,000	14,664,046	7.25	02-Feb-24
	Sum Of Notional	3,460,000,000	202,635,916
19_177XXXX	NZD	1,500,000	913,800	1.50	08-Feb-24
19_239XXXX	NZD	1,500,000	913,800	1.50	08-Feb-24
	Sum Of Notional	3,000,000	1,827,600
18_718_1XX	PHP	165,641,920	2,945,897	6.34	20-Mar-24
	Sum Of Notional	165,641,920	2,945,897
19_209XXXX	TRY	20,000,000	624,962	—	11-Mar-24
19_256XXXX	TRY	20,000,000	624,962	—	11-Mar-24
17_210XXXX	TRY	10,000,000	311,594	—	13-Mar-24
17_218XXXX	TRY	40,000,000	1,246,378	—	13-Mar-24
17_247XXXX	TRY	40,000,000.00	1,246,378	—	13-Mar-24

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_259XXXX	TRY	35,000,000	1,090,581	—	13-Mar-24
17_271XXXX	TRY	35,000,000	1,090,581	—	13-Mar-24
17_276XXXX	TRY	30,000,000	934,783	—	13-Mar-24
17_286XXXX	TRY	35,000,000	1,090,581	—	13-Mar-24
18_06XXXXX	TRY	30,000,000	934,783	—	13-Mar-24
18_120XXXX	TRY	50,000,000	1,557,972	—	13-Mar-24
18_139XXXX	TRY	50,000,000	1,557,972	—	13-Mar-24
18_160XXXX	TRY	50,000,000	1,557,972	—	13-Mar-24
18_19XXXXX	TRY	30,000,000	934,783	—	13-Mar-24
18_255XXXX	TRY	25,000,000	778,986	—	13-Mar-24
18_35XXXXX	TRY	100,000,000	3,115,944	—	13-Mar-24
18_55XXXXX	TRY	50,000,000	1,557,972	—	13-Mar-24
18_69XXXXX	TRY	50,000,000	1,557,972	—	13-Mar-24
18_75XXXXX	TRY	50,000,000	1,557,972	—	13-Mar-24
18_84XXXXX	TRY	40,000,000	1,246,378	—	13-Mar-24
18_91XXXXX	TRY	100,000,000	3,115,944	—	13-Mar-24
19_163XXXX	TRY	20,000,000	623,189	—	13-Mar-24
19_203XXXX	TRY	40,000,000	1,246,378	—	13-Mar-24
	Sum Of Notional	950,000,000	29,605,017
22_106XXXX	USD	50,000,000	50,000,000	0.81	12-Jan-24
22_107XXXX	USD	25,000,000	25,000,000	0.79	19-Jan-24
22_111XXXX	USD	55,000,000	55,000,000	0.91	26-Jan-24
23_105XXXX	USD	250,000,000	250,000,000	5.00	16-Feb-24
23_63XXXXX	USD	300,000,000	300,000,000	4.92	01-Mar-24
22_88XXXXX	USD	15,000,000	15,000,000	0.68	06-Mar-24
23_72XXXXX	USD	50,000,000	50,000,000	4.94	20-Mar-24
	Sum Of Notional	745,000,000	745,000,000
22_124XXXX	UZS	100,000,000,000	8,100,367	10.00	15-Feb-24
	Sum Of Notional	100,000,000,000	8,100,367

TOTAL MATURED MARKET BORROWINGS			1,695,510,127

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	33,789,392	33,789,392	1.84	15-Mar-24
	Sum Of Notional	33,789,392	33,789,392

TOTAL MATURED IBRD AND IDA BORROWINGS			33,789,392

Net decrease in Short-term Borrowings for the quarter ended March 31, 2024			395,064,184

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.